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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Preference Shares(1)	25,000,000	$25	$625,000,000	$24,562.50

(1)
The filing fee of $24,562.50 is calculated in accordance with Rule 457(r) of the Securities Act.

PROSPECTUS SUPPLEMENT (To Prospectus dated May 27, 2008)	Filed pursuant to Rule 424(b)(2) Registration No. 333-151194

25,000,000 American Depositary Shares, Series A

National Bank of Greece S.A.

Representing

25,000,000 Non-cumulative Preference Shares, Series A

(Nominal value of €0.30 each)

           We are issuing 25,000,000 non-cumulative preference shares, Series A, or Series A preference shares, which will be sold in the form of American Depositary Shares, Series A, or Series A ADSs.

           Dividends on the Series A preference shares, declared on an annual basis at the sole discretion of our ordinary shareholders at our Annual General Meeting, except as set out below, will be payable in U.S. dollars out of our distributable funds (as defined in this prospectus supplement) quarterly on March 6, June 6, September 6 and December 6 of each year (each a "dividend payment date"), provided that the first dividend, to the extent declared, shall be payable in the amount of $1.125 on December 6, 2008. Thereafter, except as set out below, the annual dividend, to the extent declared, on each Series A preference share will be an amount equal to $2.25 and will be payable in the amount of $0.5625 on each dividend payment date. Any dividends paid on the dividend payment dates falling in December 2008 and March 2009, will be interim dividends and may not be paid unless declared by our board of directors. Greek law prohibits such a declaration unless the most-recently published interim financial statements set forth sufficient profits for the interim period to which such financial statements relate. If no dividends are declared with respect to a financial year, holders of Series A preference shares will have no claim in respect of the non-payment and we will have no obligation to pay those dividends or to pay any interest on the dividends, whether or not dividends on the Series A preference shares are declared for any future financial year.

           We may redeem the Series A preference shares, at our option, in whole, but not in part, (i) on June 6, 2013 (the "initial optional redemption date"), or any anniversary thereof, at a redemption price per Series A preference share equal to $25 plus one quarter of the annual dividend amount plus any additional amounts (as defined in this prospectus supplement) or (ii) on any other date (following the initial optional redemption date) at a redemption price per Series A preference share (the "redemption amount") equal to $25 plus declared but unpaid dividends, if any, less the liquidation preference reduction amount (as defined in this prospectus supplement), if any, plus any additional amounts (as defined in this prospectus supplement) and, if relevant, the redemption gross up amount (as defined in this prospectus supplement).

           Subject as set out below, we may also redeem the Series A preference shares in whole (but not in part) at the redemption amount on any date (in respect of a depositary event) or, during the period prior to the initial optional redemption date, on any of the four dividend payment dates immediately succeeding the relevant event (in respect of a tax event or capital disqualification event) if (i) a capital disqualification event (as defined in this prospectus supplement) has occurred and is continuing, (ii) a tax event (as defined in this prospectus supplement) has occurred or (iii) a depositary event (as defined in this prospectus supplement) has occurred. Any redemption falling on an anniversary of the issue date shall be made at a redemption price per Series A preference share equal to $25 plus dividends equal to one quarter of the annual dividend amount, plus any additional amounts.

           We will not be able to redeem the Series A preference shares (i) during the period from (and including) the date of issue of the Series A preference shares (the "issue date") to (but excluding) the date of our Annual General Meeting of shareholders that approves our 2008 financial statements and (ii) except in relation to our option to redeem the Series A preference shares in respect of a depositary event (which will be exercisable at any time), during the period in each year from (but excluding) the dividend payment date in March to (but excluding) the date of our next following Annual General Meeting of shareholders which approves our annual financial statements.

           If we do effect a redemption of the Series A preference shares, you may be subject to certain tax on dividends and capital loss treatment on the redemption payment. See "Certain U.S. Federal and Greek Tax Consequences—U.S. Federal Income Taxation". Our board's intention, as set out in its resolution establishing the terms of the Series A preference shares, is that, if we effect a redemption in accordance with the provisions described above, except for a redemption effected in relation to a depositary event, we will do so only on a date that would not result in the requirement to pay a redemption gross up amount. If, however, we elect to effect a redemption of the Series A preference shares in circumstances where a redemption gross up amount will be payable, in accordance with the board resolution referred to above, unless otherwise required under the provisions of the Series A preference shares, we will, if practicable, communicate our intention to so redeem at least 90 days prior to the redemption date.

           We may also repurchase Series A preference shares represented by Series A ADSs, in an amount per Series A preference share equal to the liquidation preference in whole, but not in part, in the same circumstances as we may effect a redemption. We may effect such mandatory repurchase on any date we could have redeemed the Series A preference shares, provided such date is a dividend payment date. You shall be entitled to receive the dividend payable on that dividend payment date plus any additional amounts. The deposit agreement will contain terms pursuant to which you shall be deemed to consent and approve the mandatory repurchase and tender such Series A ADSs and there shall be no further requirement for consent or approval of holders of the Series A preference shares represented by Series A ADSs. Holders of Series A preference shares which are not represented by Series A ADSs may also elect to sell their Series A preference shares in accordance with the mandatory repurchase, but shall not be bound to do so.

           Any redemption or repurchase of the Series A preference shares is subject to the prior consent of the Bank of Greece.

           If we are wound up or liquidated, whether or not voluntarily, you will be entitled to receive out of our liquidation proceeds a distribution per Series A preference share of an amount equal to the liquidation preference, or $25, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds. In addition, in relation to dividends approved by our shareholders at the most recent Annual General Meeting, if any, and not already paid on the Series A preference shares, you will rank as an unsecured and unsubordinated creditor of the Bank.

           We will apply to list the Series A ADSs and Series A preference shares (which will not be listed for trading but only listed in connection with the registration of the Series A ADSs) on the New York Stock Exchange. We expect trading on the New York Stock Exchange to begin within 30 days of the initial delivery of the Series A ADSs. We may also elect to list the Series A preference shares on such other stock exchange or market as we may, in our absolute discretion, decide, although we will be under no obligation to do so.

           Investing in the Series A preference shares or Series A ADSs involves risks. See "Risk Factors" beginning on page S-5.

           Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement and accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price(1)	$25.0000	$625,000,000
Underwriting commission(2)	$0.7875	$19,687,500
Proceeds to us (before expenses)	$24.2125	$605,312,500

(1)
Plus a pro rata portion, if any, of the dividends for the then current dividend period.

(2)
For sales to certain institutions, the underwriting commission will be $0.5000 per Series A preference share.

           We expect that the Series A ADSs will be ready for delivery in New York, New York on or about June 6, 2008.

Joint Book-Running Managers

Merrill Lynch & Co. Sole Structuring Advisor	Citi	Morgan Stanley	UBS Investment Bank

Co Managers

NBG International	Credit Suisse	HSBC

The date of this prospectus supplement is May 30, 2008

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement contains the terms of the offering of the Series A preference shares and Series A ADSs. Certain additional information about us is contained in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement or in the accompanying prospectus, may add or update information in the accompanying prospectus.

        Terms used in this prospectus supplement or in any applicable pricing supplement or product supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus.

        It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 26 of the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

        From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements constitute "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary materially from actual results. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the section entitled "Special Note Regarding Forward-Looking Statements" in our Annual Report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, forward-looking events discussed in this prospectus supplement and/or the accompanying prospectus or any information incorporated by reference, might not occur.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual reports with as well as furnish semiannual, quarterly, and special reports and other information to the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, U.S.A. You can call the SEC on 1-800-SEC-0330 for further information on the Public Reference Room. The SEC's website, at http://www.sec.gov, contains reports and other information in electronic form that we have filed.

        The SEC allows us to incorporate by reference in our prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus supplement and accompanying prospectus, and any information that we file with the SEC after the date of this prospectus supplement will automatically be deemed to update and supersede this information if we indicate such information is to be incorporated by reference in our prospectus. See also "Where You Can Find More Information" and "Incorporation of Documents by Reference" in the accompanying prospectus.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the Series A preference shares, estimated to be approximately $600,000,000 after the deduction of estimated fees and expenses, to strengthen our capital base and for general corporate purposes.

RISK FACTORS

        Investing in the securities offered using this prospectus supplement and accompanying prospectus involves risk. You should carefully consider the following factors and the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including the risks described under "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, before deciding to invest in the Series A ADSs or Series A preference shares. If any of these risks occurs, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the Series A ADSs or Series A preference shares could decline, in which case you could lose part or all of your investment.

Dividends on the Series A preference shares are discretionary and may not be declared in full or at all if, at our Annual General Meeting, our shareholders resolve not to declare dividends in respect of any financial year.

        Except in certain circumstances where we have made cash payments on junior obligations (as defined below) or preferred dividend parity obligations (as defined below), at our Annual General Meeting, our ordinary shareholders may resolve, in their sole discretion, not to declare in full or at all dividends on the Series A preference shares in respect of any financial year even if we have distributable funds. To the extent that any dividend or part thereof is not declared by reason of the exercise of such discretion, you will not receive such dividend, subject to limited provisions relating to compulsory payments as described under "Certain Terms of the Series A Preference Shares—Dividends", and you will have no claim in respect of such non-payment.

Dividends on the Series A preference shares are non-cumulative and holders of our preference shares will have no claim in respect of undeclared dividends.

        Dividends on our Series A preference shares are non-cumulative. If we do not declare dividends or any part thereof in respect of any Series A preference shares, then holders of such preference shares or Series A ADSs will have no claim in respect of the non-payment and we will have no obligation to pay those dividends or to pay any interest on the dividends, whether or not dividends on the Series A preference shares are declared for any future dividend period.

        In addition, upon the occurrence of a depositary event we may redeem the Series A preference shares at any time, including during the period in any year between the dividend payment date falling in March and our Annual General Meeting. Our Annual General Meeting is required to be held during the first half of each year but otherwise does not have a fixed date. We anticipate, however, that our Annual General Meeting, and any accompanying approval of dividends for the year from such dividend payment date falling in March, will not occur until some time after that dividend payment date. As a result, if a depositary event redemption were to occur during the period between such dividend payment date and our Annual General Meeting, no dividends would have been declared for that period and you would not be entitled to or receive any dividends for the period from such dividend payment date falling in March until the redemption date.

We will not declare dividends if the Bank of Greece requests us not to do so.

        In addition to the discretion not to declare a dividend for any reason as described above, except in certain circumstances where we have made payments on junior obligations or preferred dividend parity obligations, we will not declare dividends on the Series A preference shares if the Bank of Greece has requested in writing the non-payment of any dividends (including dividends payable under mandatory provisions of Greek law) on our common and preference shares. This may occur even if we have adequate distributable funds with which to pay such dividends.

If our financial condition were to deteriorate, you could lose all or a part of your investment.

        Our ability to pay dividends is conditional upon the extent to which we have distributable funds in respect of any financial year, which will be affected by our financial condition. If our financial condition were to deteriorate, you might not receive dividends on the Series A preference shares. If we liquidate, dissolve or wind up, you could lose all or part of your investment.

On any redemption, we may substitute Series A preference shares represented by Series A ADSs in whole, but not in part, with Qualifying Non-Innovative Tier 1 Securities without any requirement for consent or approval of the holders of the Series A preference shares.

        Subject to certain conditions and subject to all other laws and regulations applying to us and to the prior consent of the Bank of Greece (if required), on a redemption of the Series A preference shares we may substitute the Series A preference shares represented by Series A ADSs in whole, but not in part, with Qualifying Non-Innovative Tier 1 Securities (as defined under "Certain Terms of the Series A Preference Shares—Substitution"). The deposit agreement will contain terms pursuant to which you shall be deemed to consent and approve the substitution and there shall be no further requirement for consent or approval of the holders of the Series A preference shares represented by Series A ADSs.

        If we elect to substitute Qualifying Non-Innovative Tier 1 Securities for the Series A preference shares, we will first deliver, among others, an opinion of U.S. tax counsel to the effect that the exchange of the Series A preference shares for the Qualifying Non-Innovative Tier 1 Securities received will not result in the recognition of gain or loss for U.S. federal income tax purposes by a U.S. Holder (as defined below). However, in approving the issue of the Qualifying Non-Innovative Tier 1 Securities in substitution for the Series A preference shares, our board of directors or an authorized committee thereof will have discretion to determine whether the Qualifying Non-Innovative Tier 1 Securities have the same material terms as the Series A preference shares and will be under no obligation to seek the views or consult with the holders of such preference shares or other third parties.

If we are wound-up or liquidated, any distribution on the Series A preference shares will be subordinated to the claims of our creditors.

        If we are wound-up or liquidated, voluntarily or involuntarily, you will not be entitled to receive any liquidation preference on the Series A preference shares until after the claims of all of our creditors have been satisfied. If we do not have sufficient assets at the time of liquidation to satisfy those claims, you will not receive any liquidation preference on the Series A preference shares. There is no limitation on our ability to issue debt securities in the future that would rank equal or senior in liquidation to the Series A preference shares. In addition, subject to the requirements described in the accompanying prospectus under "Description of Preference Shares—Variation of Rights", we will be permitted to issue preference shares in the future that would rank senior in liquidation to the Series A preference shares offered under this prospectus supplement.

Holders may be required to bear the financial risks of an investment in the Series A preference shares and the Series A ADSs for an indefinite period of time.

        The Series A preference shares and Series A ADSs do not have a maturity or mandatory final redemption date and investors will have no right to compel redemption of the Series A preference shares or the Series A ADSs. Although we may redeem or repurchase Series A preference shares and Series A ADSs in accordance with their terms, we have no obligation to do so. Therefore, you should be aware that you may be required to bear the financial risks of an investment in the Series A preference shares and the Series A ADSs for an indefinite period of time.

Holders of the Series A preference shares or Series A ADSs do not have the voting rights of our ordinary shareholders.

        As a holder of the Series A preference shares or Series A ADSs, you will not be entitled to receive notice of, attend or vote at any general meeting of our ordinary shareholders.

An active market for the Series A ADSs may fail to develop or may not be sustainable.

        Prior to the offering, there has been no trading market for the Series A ADSs. We will apply to list the Series A ADSs on the New York Stock Exchange and we expect trading of the Series A ADSs on the New York Stock Exchange to commence within 30 days after the initial delivery of the Series A ADSs. However, we are not required to maintain the listing of the Series A ADSs on the New York Stock Exchange or any other stock exchange or securities market. There can be no assurance that an active public market for the Series A ADSs will develop and, if such a market were to develop, the underwriters are under no obligation to maintain such a market. We expect the liquidity and the market prices for the Series A ADSs and Series A preference shares will vary with changes in market and economic conditions and our financial condition and prospects and other factors that generally influence the market prices of securities.

Credit ratings may not reflect all risks associated with an investment in the Series A preference shares.

        The Series A preference shares are expected, on issue, to be rated "A2" by Moody's Investors Service, Inc., "BBB-" by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. and "BBB+" by Fitch Ratings Ltd. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above and other factors that may affect the Series A preference shares. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

RECENT DEVELOPMENTS

Overview

        The following information was prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and therefore is not directly comparable to our full interim financial results for the three months ended March 31, 2008, which are prepared in accordance with International Financial Reporting Standards ("IFRS"). Our full interim financial results for the three months ended March 31, 2008 prepared in accordance with IFRS will not be incorporated by reference into this prospectus supplement. We intend to publish this information on May 31, 2008 and furnish it to the SEC on a Form 6-K.

        Our Group net income for the three months ended March 31, 2008 was €335 million, an increase of 3% over the same period in 2007. Our return on equity at March 31, 2008 was 20.4%, compared with 21.0% at December 31, 2007. The contribution of our activities outside the Hellenic Republic in southeast Europe ("SEE") and Turkey to Group net income for the three months ended March 31, 2008 was approximately €162 million, an increase of 21.6% over the €134 million during the same period in 2007.

        Our net interest income before provision for loan losses for the three months ended March 31, 2008 was €819 million, an increase of 25.8% over the €651 million during the same period in 2007. This increase was due to solid growth in both lending and deposits. In addition, our net interest margin for the three months ended March 31, 2008 improved to 4.13% from 3.87% during the same period in 2007.

        The increase in our interest income is directly related to the expansion of our loan book in Greece and abroad. Total Group lending reached €56.5 billion at March 31, 2008, an increase of 1.6% over the €55.6 billion at December 31, 2007. Our non-performing loans ("NPL") ratio at March 31, 2008 remains at 3%, unchanged compared to our NPL ratio at December 31, 2007. Under U.S. GAAP, NPL's on a consolidated basis do not include those of the banks we acquired, which are presented at fair value (i.e. net of provisions). If the NPLs of the banks we acquired had been presented on a gross basis, our NPL ratio would be approximately 3.5%.

        Our deposits and federal funds and securities sold under agreements to repurchase at March 31, 2008 were €71.0 billion, an increase of 0.9% since December 31, 2007. Our increasing deposit base continues to allow us to fund our lending growth and simultaneously safeguard Group profitability by providing a cost-effective source of funding. We remain vigilant in our efforts to limit cost growth. Non-interest expenses for the three months ended March 31, 2008 increased to €709 million from €703 million in the three months ended March 31, 2007 despite strong network expansion in SEE and Turkey and increased costs associated with integration of our foreign operations.

Banking Operations in Greece

        Greek retail loan balances reached €22.1 billion at March 31, 2008, an increase of 3.9% since December 31, 2007. All segments of our retail lending posted strong growth.

  •
  Mortgage lending at March 31, 2008 was €16.2 billion, an increase of 2.9% since December 31, 2007. For the first three months of 2008, new mortgage disbursements reached €762 million.

  •
  Consumer loans and credit cards balances at March 31, 2008 were in the aggregate €5.9 billion, an increase of 6.9% since December 31, 2007. This increase was the result of strong origination in consumer lending as well as an increase in the number of new credit cards sold.

        Lending to small businesses, professionals, medium sized and large corporations at March 31, 2008 was €16.9 billion, an increase of 6.1% since December 31, 2007.

Banking Operations in Turkey

        The contribution of our Turkish operations remains strong with Finansbank S.A. ("Finansbank") accounting for approximately 33.3% of Group net income. Finansbank's net income for the three months ended March 31, 2008 was TRY200.1 million (€111.4 million), an increase of 6.6% compared with the same period in 2007. This profitability reflects strong growth in Finansbank's net interest income, which for the three months ended March 31, 2008, increased 40.5% to €228 million compared with €162 million in the same period in 2007 and commission income, which compared over the same period, increased by 23.2% to €69 million from €56 million.

        Finansbank's loan book at March 31, 2008 was approximately TRY18.9 billion (€9.2 billion), an increase of 11.1% since December 31, 2007. Retail lending continues to drive Finansbank's loan book expansion. Finansbank's total retail lending at March 31, 2008 was approximately TRY7.7 billion (€3.7 billion), an increase of 10.5% since December 31, 2007. In addition, Finansbank's mortgage lending at March 31, 2008 increased by 8.9% since December 31, 2007 and consumer lending at March 31, 2008 increased by 11.7% since December 31, 2007. Finansbank's business lending at March 31, 2008 increased by 12.3% since December 31, 2007.

        The NPL ratio for Finansbank, at March 31, 2008 was 2.0%, up from 1.9% at December 31, 2007.

        Finansbank's deposits in local currency grew to TRY6.8 billion (€3.3 billion), an increase of 9.7% compared with TRY6.2 billion (€3.6 billion) at December 31, 2007.

Banking Operations in SEE

        Net income for our SEE operations for the three months ended March 31, 2008 was approximately €51 million, up 75.7% compared with the same period in 2007. This is the direct result of the growth of our operations in the region and the increased number of customers.

        Lending in SEE at March 31, 2008 was €7.0 billion, an increase of 9.1% since December 31, 2007, with retail lending continuing to be our most significant component.

        NPL ratio for our SEE operations, at March 31, 2008 was 4.3%, up from 4.0% at December 31, 2007.

Shareholder's Equity and Capital Adequacy

        We believe our current capital ratios of Tier I Capital (9.2%) and of Total Capital (10.0%) will allow us to continue to expand our business in Greece and abroad. Notwithstanding the Group's interim positive results, the Group's total equity declined during the quarter as a result of currency translation differences arising from negative movements in the exchange rate of the Turkish lira against the euro and weakening of the U.S. dollar and the British pound.

SELECTED FINANCIAL DATA

        The following information as at, and for the years ended, December 31, 2003 through 2007 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP and have been audited by our principal auditors. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in our Annual Report in Form 20-F for the year ended December 31, 2007 filed with the SEC on May 27, 2008 (the "2007 Annual Report") and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 (the "U.S. GAAP Financial Statements") included in our 2007 Annual Report.

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007 USD
	(in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	1,995,487	2,074,616	2,390,388	3,502,774	5,606,240	8,728,382
Total interest expense	(777,138)	(661,907)	(837,121)	(1,402,419)	(2,619,884)	(4,078,910)

Net interest income	1,218,349	1,412,709	1,553,267	2,100,355	2,986,356	4,649,472
Provision for loan losses	(139,061)	(201,234)	(225,013)	(261,603)	(190,755)	(296,987)
Net interest income after provision for loan losses	1,079,288	1,211,475	1,328,254	1,838,752	2,795,601	4,352,485
Non-interest income
Credit card fees	64,561	75,220	79,675	126,981	209,105	325,557
Service charges on deposit accounts	42,027	43,293	38,218	40,941	43,121	67,135
Other fees and commissions	324,158	336,438	369,730	457,269	626,485	975,378
Net trading profit/(loss)	107,780	5,451	5,933	6,369	(97,693)	(152,099)
Net realized gains/(losses) on sales of available-for-sale securities	(98,046)	16,305	119,523	116,872	129,816	202,111
Equity in earnings/(losses) of investees	21,748	3,822	36,823	26,890	159,536	248,382
Income from insurance operations	561,231	612,248	616,383	733,330	834,681	1,299,519
Other income	250,375	195,497	200,488	248,631	242,829	378,062

Total non-interest income	1,273,834	1,288,274	1,466,773	1,757,283	2,147,880	3,344,045

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in our 2007 Annual Report.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of $1.00 = €0.6423 on April 30, 2008. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in our 2007 Annual Report.

(3)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, and (iii) other non-interest expenses.

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007(2) USD
	(in thousands, except per share data)
Non-interest expense
Salaries and employee benefits and voluntary retirement schemes	798,444	956,871	893,368	1,037,474	1,420,092	2,210,949
Depreciation of premises and equipment	70,972	73,403	60,209	74,276	91,576	142,575
Amortization of intangible assets	28,855	31,774	23,898	24,404	48,235	75,097
Other than temporary impairment in available-for-sale securities	—	7,980	—	—	—	—
Impairment of goodwill	210,762	—	16,162	52,860	11,224	17,475
Minority interest, net of tax	12,869	(13,629)	40,625	96,150	65,007	101,210
Insurance claims, reserves movements, commissions and reinsurance premia ceded	557,246	744,418	539,251	655,941	764,883	1,190,850
Summary other(3)	484,945	526,179	461,817	640,354	912,182	1,420,180

Total non-interest expense	2,164,093	2,326,996	2,035,330	2,581,459	3,313,199	5,158,336

Income from continuing operations before income tax expense	189,029	172,753	759,697	1,014,576	1,630,282	2,538,194
Income from discontinued operations before income tax expense	44,443	51,878	46,773	69,326	—	—
Net income	127,496	210,270	555,194	858,064	1,318,791	2,053,232

        The number of shares as adjusted to reflect changes in capital is presented in the following table:

	Weighted average number of shares outstanding Year ended December 31,
	2003	2004	2005	2006	2007
As reported in previous years	317,317,496	318,324,795	323,803,543	417,341,186	493,960,801
As restated based on the share capital increase with pre-emptive rights in 2006 and stock dividends of 2007	357,934,736	359,010,442	361,861,258	436,409,024	493,960,801

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in our 2007 Annual Report.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of $1.00 = €0.6423 on April 30, 2008. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in our 2007 Annual Report.

(3)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, and (iii) other non-interest expenses.

	Year ended December 31,
	2003(1) EUR	2004(1) EUR	2005(1) EUR	2006(1) EUR	2007 EUR	2007(2) USD
	(in thousands)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	789,920	703,408	1,510,972	1,863,974	4,226,768	6,580,676
Deposits with central bank	530,424	390,768	1,184,383	2,110,191	2,372,145	3,693,204
Securities purchased under agreements to resell	3,458,270	3,784,470	2,495,733	2,398,097	1,415,688	2,204,092
Interest bearing deposits with banks	5,068,936	4,859,268	1,322,015	2,272,043	1,777,422	2,767,277
Money market investments	92,955	150,023	179,073	367,653	254,034	395,507
Trading assets	13,788,871	10,555,535	8,558,662	7,374,207	6,678,634	10,397,998
Financial instruments marked to market through the profit and loss	—	—	5,104,757	5,307,946	5,692,692	8,862,980
Securities:
Available-for-sale, at fair value	5,514,615	3,548,381	2,627,876	4,155,066	4,550,227	7,084,271
Loans	22,933,040	27,175,405	30,674,173	43,756,843	55,560,492	86,502,401
Less: Allowance for loan losses	(1,047,493)	(1,115,212)	(1,092,545)	(1,224,757)	(1,132,952)	(1,763,898)

Net loans	21,885,547	26,060,193	29,581,628	42,532,086	54,427,540	84,738,503
Assets classified as held for sale(3)	—	—	2,754,517	—	72,197	112,404
Summary other assets(4)	4,198,361	4,600,734	4,687,883	7,332,475	9,493,301	14,780,166

Total assets	55,327,899	54,652,780	60,007,499	75,713,738	90,960,648	141,617,078

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	42,049,749	40,244,087	45,251,437	55,886,085	66,872,882	104,114,716
Securities sold under agreements to repurchase	6,078,897	6,664,782	2,726,817	3,037,503	3,509,525	5,463,997
Long-term debt	1,171,467	1,648,247	2,151,942	4,445,565	5,425,319	8,446,706
Liabilities classified as held for sale(5)	—	—	2,255,132	—	11,468	17,855
Summary other liabilities(6)	4,637,331	4,519,106	5,248,723	6,706,028	8,222,424	12,801,532

Total liabilities	53,937,444	53,076,222	57,634,051	70,075,181	84,041,618	130,844,806
SHAREHOLDERS' EQUITY
Common stock	1,147,761	1,492,090	1,615,675	2,376,436	2,385,992	3,714,763
Additional paid-in capital	379,450	19,975	139,892	2,413,066	2,488,919	3,875,010
Accumulated other comprehensive income/(loss)	(2,908)	15,192	2,322	(48,735)	271,060	422,015
Treasury stock, at cost	(348,790)	(210,128)	(1,104)	(26,826)	(21,601)	(33,631)
Accumulated surplus	214,942	259,429	616,663	924,616	1,794,660	2,794,115

Total shareholders' equity	1,390,455	1,576,558	2,373,448	5,638,557	6,919,030	10,772,272

Total liabilities and shareholders' equity	55,327,899	54,652,780	60,007,499	75,713,738	90,960,648	141,617,078

(1)
Certain amounts in prior periods have been reclassified to conform to the current presentation and to reflect the disposal of Atlantic Bank of New York and NBG Canada. See Note 19 to the U.S. GAAP Financial Statements included in our 2007 Annual Report.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of $1.00 = €0.6423 on April 30, 2008. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in our 2007 Annual Report.

(3)
"Assets classified as held for sale" for 2005 comprise assets of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 they comprise assets of the warehouse section of the Group from the point it took the binding decision to dispose of the warehouse section.

(4)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, net, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets.

(5)
"Liabilities classified as held for sale" for 2005 comprise liabilities of NBG Canada and Atlantic Bank of New York which were disposed in February 2006 and April 2006, respectively. For 2007 they comprise liabilities of the warehouse section of the Group, from the point it took the binding decision to dispose of the warehouse section.

(6)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) acceptances outstanding, (iii) accounts payable, accrued expenses and other liabilities, (iv) insurance reserves, (v) derivative liabilities and (vi) minority interests.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2003	2004	2005	2006	2007
	(%)
Return on assets(1)	0.19	0.32	0.89	1.16	1.58
Return on equity(2)	7.66	12.05	26.68	19.97	21.00
Average equity to average assets(3)	2.46	2.66	3.33	5.81	7.54

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates" in our 2007 Annual Report.

(2)
Calculated by dividing net income by average total equity. Average total equity is equal to the arithmetical average of total equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

(3)
Calculated by dividing average total equity by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates" in our 2007 Annual Report.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

        The following table is based on the unaudited consolidated Balance Sheet under U.S. GAAP of the Bank at March 31, 2008 and is adjusted to give effect to the offering.

	As at March 31, 2008
		(adjusted for the offering)
	(€ in thousands)	(€ in thousands)
SHAREHOLDERS' EQUITY
Common stock	2,385,992	2,385,992
Preference shares	—	390,922
Additional paid-in capital	2,488,461	2,488,461
Treasury stock, at cost	(24,690)	(24,690)
Accumulated surplus	2,085,348	2,085,348
Accumulated other comprehensive (loss)/income	(672,816)	(672,816)

Total shareholders equity	6,262,295	6,653,217

Minority interests	726,156	726,156

DEBT ISSUED AND OTHER BORROWED FUNDS
Short-term debt	391,871	391,871
Long-term debt	3,805,787	3,805,787
Long-term debt: hybrid securities (preferred dividend parity obligations)	1,515,062	1,515,062

Total debt issued and other borrowed funds	5,712,720	5,712,720

        The Group records unrealized gains and losses on available for sale securities and unrecognized actuarial gains and losses, transition obligation and prior service costs on pension and postretirement plans, foreign currency translation adjustments, in accumulated other comprehensive income ("OCI"), net of tax. Gains or losses on foreign currency translation adjustments are reclassified to net income upon the substantial sale or liquidation of investments in foreign operations. As at March 31, 2008 OCI has decreased by €944 million from December 31, 2007 mainly as a result of currency translation differences arising from negative movements in the exchange rate of the Turkish lira against the euro.

        Following our second Repeat General Meeting on May 15, 2008 and our decision to distribute €0.40 as cash dividend and €1.00 as scrip dividend per share, our ordinary shares will increase by €95,339 thousand and our accumulated surplus will decrease by €103,430 thousand.

        The following table is based on unaudited consolidated proforma financial information of the Bank at March 31, 2008 and is adjusted to give effect to the offering. This information has been prepared on the basis the Bank uses to prepare its capital adequacy information and does not conform to U.S. GAAP.

	As at March 31, 2008
		(adjusted for the offering)
	(€ in thousands)	(€ in thousands)
CAPITAL ADEQUACY(1)
Capital:
Upper Tier I capital	6,415,691	6,415,691
Upper Tier I capital—preference shares	—	390,922
Lower Tier I capital(2)	1,206,683	1,206,683
Deductions	(2,655,058)	(2,655,058)

Tier I capital	4,967,316	5,358,238
Upper Tier II capital	267,202	267,202
Lower Tier II capital	333,832	333,832
Deductions	(168,719)	(168,719)

Total capital	5,399,632	5,790,554

Risk weighted assets	54,208,268	54,208,268

Ratios:
Tier I	9.2%	9.9%
Total BIS	10.0%	10.7%

(1)
For the purposes of this table, calculations have been made on the basis of the regulations published by the Bank of Greece implementing the Basel I provisions on the calculation of regulatory capital which were effective until December 31, 2007. The figures contained in this table are calculated on the same basis as the figures in relation to capital adequacy contained in the 2007 Annual Report. Pursuant to Greek law, the regulations referred to above were to have been superseded by new regulations implementing the Basel II provisions on the calculation of regulatory capital effective January 1, 2008, however the new regulations have not yet been published.

(2)
As at March 31, 2008, the total balance of our hybrid securities exceeded the current limitations imposed by the Bank of Greece for inclusion in Lower Tier 1 capital.

        Except as disclosed in this prospectus supplement and the attached prospectus, there has been no significant change in the financial position of the Group, and there has been no material adverse change in the financial position or prospects of the Group since March 31, 2008.

CERTAIN TERMS OF THE SERIES A PREFERENCE SHARES

        The following summary of certain terms and provisions of the Series A preference shares supplements the description of certain terms and provisions of the preference shares of any series set forth in the accompanying prospectus under the heading "Description of Preference Shares". The summary of the terms and provisions of the Series A preference shares set forth below and in the accompanying prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Articles of Association and the resolutions adopted by our board of directors establishing the rights, preferences, privileges, limitations and restrictions relating to the Series A preference shares. If this prospectus supplement sets forth any term or condition that is inconsistent with the description contained in the accompanying prospectus, the description of the terms contained in this prospectus supplement will replace the description contained in the accompanying prospectus.

General

        The 25,000,000 Series A preference shares will be in registered form initially represented by a single certificate and will be represented by Series A ADSs evidenced by ADRs. The certificate in registered form will be deposited with the ADS depositary under the deposit agreement. A summary of certain terms and provisions of the deposit agreement pursuant to which the Series A ADSs are issuable is set forth in the accompanying prospectus under the heading "Description of American Depositary Shares". The deposit agreement places significant limitations on the exercise of rights in respect of the Series A preference shares as described below.

Dividends

        We may pay dividends only out of our distributable funds (as defined below). Under Greek law and our Articles of Association, until such time as ordinary reserves are equal to or exceed one-half of our share capital, the first 5%–20% of our annual net profits on an unconsolidated basis are required to be set aside as ordinary reserves before any dividends are paid. In general, we allocate 5% of our annual net profits on an unconsolidated basis to be set aside in accordance with this requirement.

        According to our Articles of Association and Greek law, we are required to pay a minimum dividend equal to at least 35% of our annual distributable net profits. Dividends for the Series A preference shares would constitute a portion of such minimum dividend and would be required to be allocated prior to the allocation of any dividends to our ordinary shareholders.

        Within six months following the end of our financial year, we will convene our Annual General Meeting of shareholders to approve our financial statements and the distribution of dividends to shareholders with respect to the previous financial year. Our Annual General Meeting of shareholders is duly convened when a quorum representing at least one-fifth of our paid-up share capital is present. Decisions at our Annual General Meeting of shareholders are taken by an absolute majority of the votes represented thereat.

        Subject as set out below, non-cumulative preferential dividends on the Series A preference shares will be payable in U.S. dollars out of our distributable funds quarterly on, and to the holders of record on March 6, June 6, September 6 and December 6 of each year (each, a "dividend payment date"), provided that the first dividend, to the extent declared, shall be payable in the amount of $1.125 on December 6, 2008. Thereafter, except as set out below, the annual dividend, to the extent declared, on each Series A preference share will be an amount of euro equal to $2.25 and will be payable in the amount of $0.5625 on each dividend payment date. References to a "dividend period" herein shall be to each period beginning on (and including) a dividend payment date (or, in the case of the first such period, the issue date) to (but excluding) the next following dividend payment date. In relation to any dividends paid on the dividend payment dates falling in December 2008 and March 2009, such dividends are interim dividends and may not be paid unless declared by our board of directors. Greek law prohibits such a declaration of interim dividends unless profits as set forth in the most-recently published interim financial statements for the interim period to which such financial statements relate are at least two times the dividends declared. Our board of directors will declare such dividends on the basis of an assessment of whether such requirement is satisfied and whether there will be sufficient distributable funds for the year ended December 31, 2008 to cover such payments and if it does declare such dividends, will waive any claim the Bank may have that such dividends were not made in accordance with Greek law. As at December 31, 2007, our unconsolidated accumulated retained earnings and distributable reserves (prior to the declaration of dividends in respect of 2007) were equal to €1,603 million and, for the three months ended March 31, 2008, our unconsolidated profits were equal to €226 million, in each case under the accounting principles under which we determine our distributable funds (see "Consolidated Capitalization of the Company"). "Distributable funds" means, on an unconsolidated basis, our results of the previous financial year, as increased by the accumulated retained earnings of previous years brought forward and by the reserves that may be distributed (provided that such distributions have been approved at our Annual General Meeting of shareholders), less any amount of losses of previous years and any amount that must be utilized for the creation of any reserves in accordance with Greek company law and our Articles of Association.

        Except as described below, dividends on the Series A preference shares may be declared on an annual basis at the absolute discretion of our ordinary shareholders at our Annual General Meeting of shareholders out of distributable funds. Subject as set out below, we will not be permitted to pay any dividend on the Series A preference shares if (i) the payment of such dividend, together with any distributions previously paid and approved for payment in respect of preferred dividend parity obligations, would exceed distributable funds or (ii) the Bank of Greece has requested in writing the non-payment of any dividend (including dividends payable under mandatory provisions of Greek law) on our common and preference shares. As at March 31, 2008, our preferred dividend parity obligations comprised approximately €1,515 million of securities issued by our subsidiary, National Bank of Greece Funding Limited, on which non-cumulative preferential dividends of €92 million are, if declared, payable each year. See "Consolidated Capitalization of the Company". "Preferred dividend parity obligations" means our most senior preference shares or similar securities qualifying as Tier 1 capital and the preference shares or similar securities of controlled subsidiaries qualifying as Tier 1 capital on a consolidated basis and entitled to the benefit of any guarantee, support agreement or other similar contractual undertakings from us ranking pari passu with the Series A preference shares as regards entitlement to distributions (or other amounts such as claims under any guarantee given by us in favor of preferred securities issued by our subsidiary, National Bank of Greece Funding Limited).

        If any dividend is not declared and/or paid in full by reason of any of the matters referred to above, we will notify the holders of the Series A preference shares thereof in accordance with the rules of the New York Stock Exchange.

        Pro rata dividends approved by our shareholders may be declared and paid to the extent distributable funds suffice for partial payment of the dividends payable on the Series A preference shares in the then current financial year.

        If no dividends are declared with respect to a financial year, holders of Series A preference shares will have no claim in respect of the non-payment and we will have no obligation to pay those dividends or to pay any interest on the dividends, whether or not dividends on the Series A preference shares are declared for any future financial year. Accordingly, no payment will need to be made at any time in respect of any such undeclared dividends.

        Subject to the availability of distributable funds, if, following the issue of the Series A preference shares, we or any of our controlled subsidiaries pay any distributions on or in respect of any preferred dividend parity obligations in respect of any financial year (other than in the form of our ordinary shares or other junior obligations), we shall be required to pay a pro rata amount of dividends on the

Series A preference shares in respect of such financial year. When a distribution on the preferred dividend parity obligations requires pro rata payment of dividends as described above, the amount of the required payment will be in the same proportion to the aggregate specified amount of dividends payable on the Series A preference shares as the aggregate payment that was made on such preferred dividend parity obligations bears to the amount that was payable on such preferred dividend parity obligations at the time of such payment. "Junior obligations" means our ordinary shares and any preferred or preference shares or similar securities that we may issue from time to time that rank junior to the Series A preference shares and any preference share or preferred security of our controlled subsidiaries entitled to the benefit of a guarantee or support agreement or similar undertaking by us that ranks junior to the Series A preference shares.

        Subject to the availability of distributable funds, we will be required to make payment of the full amount of the dividend in respect of a financial year following the issuance of the Series A preference shares if we or any of our controlled subsidiaries pays any amount in respect of junior obligations in respect of such financial year (including the buyback of our ordinary shares or other junior obligations) (other than in the form of our ordinary shares or other junior securities) unless, in the case of a buyback of ordinary shares or other junior obligations only, (i) the total solvency ratio of the Bank, on an unconsolidated and consolidated basis, and (ii) the ratio of "Upper Tier 1 capital" items of own funds (namely Tier 1 capital excluding the Series A preference shares and similar instruments) to risk weighted assets of the Bank satisfy the minimum limits set out from time to time by the Bank of Greece (currently 8% and 5%, respectively), pursuant to applicable legislation as in force from time to time (including the Circulars and Acts of the Governor of the Bank of Greece).

        All dividends in respect to the Series A preference shares will be made without withholding for, or on account of, any Greek tax, unless the withholding of such Greek tax is required by law. In that event, we will pay as further dividends "additional amounts" (so that every net payment in respect of the Series A preference shares, after withholding for any Greek tax, will not be less than the amount otherwise required to be paid), provided, however, that we will not be required to, and will not, pay any additional amounts (i) if the withholding on account of Greek tax is required or collected due to the relationship that the holder of the Series A preference shares may have with the Hellenic Republic, other than the holding of the Series A preference shares or (ii) where such withholding is imposed on a payment to or on behalf of an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive. In addition, in relation to a redemption at the option of the Bank as described below, other than where the liquidation preference reduction amount is equal to zero, we will pay, as further dividends, the redemption gross up amount. The "redemption gross up amount" shall equal an amount per Series A preference share payable in U.S. dollars equal to the sum of the liquidation preference reduction amount and any additional amounts payable in respect of an amount of dividends equal to the liquidation preference reduction amount, divided by the result of one less the hypothetical tax rate. The "hypothetical tax rate" shall mean the maximum effective combined U.S. federal, New York State and New York City tax rate applicable to resident individuals on dividend income, after giving effect to any preferential rate then available for "qualified dividend income" as defined under 1(h)(11) of the Code (as defined below) (or any successor legislation and any New York State and/or New York City equivalent legislation), to the extent then in effect, after assuming that any minimum holding periods set forth under the laws of each of the relevant taxing jurisdictions have been met as of the relevant redemption date.

        Although dividends on the Series A preference shares will be subject to approval on an annual basis at each of our Annual General Meetings of shareholders, we intend to pay such dividends quarterly. Certain provisions of Greek law provide that, absent a waiver or agreement otherwise, holders of the Series A preference shares would be entitled to receive any dividends approved in respect of a given year within two months of the date of approval by shareholders of such dividends.

Holders of the Series A preference shares will be deemed, by virtue of their purchase of the Series A preference shares, to have waived any right to receive dividends approved in respect of such Series A preference shares within two months of their approval (without prejudice to any regular quarterly dividend payment dates). In addition, holders of the Series A ADSs, under the terms of the deposit agreement, will be deemed to have irrevocably authorized and instructed the ADS depositary not to demand that payment of an annual dividend in respect of Series A preference shares be made as permitted under Greek law as described above other than on the dividend payment dates, which deemed authorization and instruction will apply to each annual dividend declared in respect of the Series A preference shares. If requested in writing by us in connection with the declaration of an annual dividend, the ADS depositary will confirm to us in writing that it will not demand payment of that annual dividend as permitted under Greek law as described above, but will accept payment on the specified dividend payment dates.

Rights upon Liquidation

        If we are wound up or liquidated, whether or not voluntarily, the holders of the Series A preference shares will be entitled to receive out of our liquidation proceeds, equally as among themselves, a distribution per Series A preference share of an amount of euro equal to the liquidation preference, or $25, and payable in the amount of $25, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds. After payment of the full amount of the liquidation preference to which they are entitled, the holders of the Series A preference shares will have no right or claim to any of our reserves and will not be entitled to any further participation in reserves. In addition, in relation to dividends (including any additional amounts) approved by our shareholders at the most recent Annual General Meeting, if any, and not already paid, holders of Series A preference shares will rank as unsecured and unsubordinated creditors of the Bank.

Optional Redemption and Mandatory Repurchase

Optional Redemption

        We may redeem the Series A preference shares, at our option, in whole (but not in part), upon not less than 61 nor more than 90 days' prior written notice (i) on the initial optional redemption date, or any anniversary thereof, at a redemption price per Series A preference share equal to $25 plus one quarter of the annual dividend amount plus any additional amounts notwithstanding any provisions as set out under "Certain Terms of the Series A Preference Shares—Dividends" that might otherwise require the declaration of the full annual dividend, provided notice of such redemption is communicated prior to our Annual General Meeting of shareholders immediately preceding the initial optional redemption date or any anniversary thereof on which redemption is to occur, as the case may be or (ii) on any other date (following the initial optional redemption date), or, where notice of redemption has not been communicated prior to the relevant Annual General Meeting of shareholders as described above, the initial optional redemption date or any anniversary thereof, at a redemption price per Series A preference share (the "redemption amount") equal to $25 plus declared but unpaid dividends less the liquidation preference reduction amount, if any, plus any additional amounts and, if relevant, the redemption gross up amount. "Liquidation preference reduction amount" means an amount equal to a pro rata portion of the total dividends payable on the Series A preference shares approved by our shareholders at the most recent Annual General Meeting to reflect the length of the period from (and including) the date fixed for redemption to (but excluding) the final dividend payment date in respect of such dividends. The liquidation preference reduction amount shall be zero during the period from (and including) that final dividend payment date to (but excluding) the next Annual General Meeting of our shareholders.

        Subject as set out below, we may also redeem the Series A preference shares in whole (but not in part) at the redemption amount on any date (in respect of a depositary event) or, during the period prior to the initial optional redemption date, on any of the four dividend payment dates immediately succeeding the relevant event (in respect of a tax event or capital disqualification event) if (i) a capital disqualification event has occurred and is continuing, (ii) a tax event has occurred or (iii) a depositary event has occurred. Any such redemption falling on an anniversary of the issue date shall be made at a redemption price per Series A preference share equal to $25 plus dividends equal to one quarter of the annual dividend amount, plus any additional amounts, notwithstanding any provisions as set out under "Certain Terms of the Series A Preference Shares—Dividends" that might otherwise require the declaration of the full annual dividend, provided notice of such redemption is made prior to our Annual General Meeting of shareholders immediately preceding the date set for redemption. If we redeem the Series A preference shares as described in this paragraph, we will give you at least 30 days' (but no more than 60 days') prior written notice.

        Our board's intention as set out in its resolution establishing the terms of the Series A preference shares, is that, if we effect a redemption in accordance with the provisions described above, except for a redemption effected in relation to a depositary event, we will do so only on a date that would not result in the requirement to pay a redemption gross up amount. If we elect to effect a redemption of the Series A preference shares in circumstances where a redemption gross up amount will be payable, unless otherwise required under the provisions of the Series A preference shares, we will, if practicable, communicate our intention to so redeem at least 90 days prior to the redemption date. Any such communication will not bind us to redeem the Series A preference shares in the absence of a subsequent notice to redeem under the provisions of the Series A preference shares.

        We will not be able to redeem the Series A preference shares (i) during the period from (and including) the date of issue of the Series A preference shares (the "issue date") to (but excluding) the date of our Annual General Meeting of shareholders which approves our 2008 financial statements and (ii) except in relation to our option to redeem in respect of a depositary event (which will be exercisable at any time), during the period in each year from (but excluding) the dividend payment date in March to (but excluding) the date of our next following Annual General Meeting of shareholders which approves our annual financial statements. As a result, if a depositary event redemption were to occur during the period between the dividend payment date falling in March and our Annual General Meeting, no dividends would have been declared for that period and you would not be entitled to or receive any dividends for the period from such dividend payment date falling in March until the redemption date.

        A "capital disqualification event" means a change in applicable law or regulation, or in the official interpretation or application thereof, as a result of which for purposes of capital adequacy requirements applicable to banks in the Hellenic Republic, at that time an amount equal to the sum of the aggregate nominal value and the amount credited as share premium of the Series A preference shares outstanding will not be included in our Tier 1 capital. A "tax event" shall be deemed to have occurred if, as a result of a change in Greek tax legislation that becomes effective after the issue date, we are required to pay additional amounts in respect of payments due on the Series A preference shares. A "depositary event" means the moment at which a percentage of the Series A preference shares representing 5% or more of the aggregate nominal value of the Series A preference shares other than Series A preference shares held by us or our subsidiaries and controlled affiliates is no longer represented by Series A ADSs.

        Under existing Bank of Greece requirements, any such redemption is subject to the prior consent of the Bank of Greece.

        See "Certain U.S. Federal and Greek Tax Consequences—Taxation of Dividends" for a discussion of the tax consequences to a U.S. Holder of the receipt of amounts payable in conjunction with any redemption of any Series A preference shares and "Certain U.S. Federal and Greek Tax Consequences—Taxation of Capital Gains" for a discussion of the tax consequences to a U.S. Holder of a redemption.

Mandatory Repurchase

        In addition, subject to certain conditions and subject to all other laws and regulations applying to us and to the prior consent of the Bank of Greece (if required), we may repurchase Series A preference shares represented by Series A ADSs in an amount per Series A preference share equal to the liquidation preference in whole, but not in part, in the same circumstances as we may effect a redemption as described above. We may effect a mandatory repurchase on any date we could have redeemed the Series A preference shares, provided such date is a dividend payment date and you shall be entitled to receive the dividend payable on that dividend payment date plus any additional amounts. The date on which we may effect a mandatory repurchase will be the "mandatory repurchase date". The deposit agreement shall contain terms pursuant to which you shall be deemed to consent and approve the mandatory repurchase and tender such Series A ADSs and there shall be no further requirement for consent or approval of holders of the Series A preference shares represented by Series A ADSs. Holders of Series A preference shares which are not represented by Series A ADSs may also elect to sell their Series A preference shares in accordance with the mandatory repurchase, but shall not be bound to do so. Not less than 30 days nor more than 60 days prior written notice of any such mandatory repurchase shall be given to the holders of the Series A preference shares.

Substitution

        Subject to certain conditions and subject to all other laws and regulations applying to us and to the prior consent of the Bank of Greece (if required), on any redemption of the Series A preference shares, we may substitute Series A preference shares represented by Series A ADSs in whole, but not in part, with Qualifying Non-Innovative Tier 1 Securities. The date on which we effect a substitution will be the "substitution date". The deposit agreement shall contain terms pursuant to which you shall be deemed to consent and approve the substitution and there shall be no further requirement for consent or approval of the holders of the Series A preference shares represented by Series A ADSs. Holders of Series A preference shares which are not represented by Series A ADSs may also elect to substitute their Series A preference shares for such Qualifying Non-Innovative Tier 1 Securities, but shall not be bound to do so. Not less than 30 days nor more than 60 days prior written notice of any such substitution shall be given to the holders of the Series A preference shares.

        We may effect any such substitution if we redeem the Series A preference shares on the substitution date and shall mandatorily apply the proceeds thereof in respect of the Series A preference shares represented by Series A ADSs to the purchase of Qualifying Non-Innovative Tier 1 Securities issued on such substitution date in an amount at least equal to the total number of the Series A preference shares which are represented by Series A ADSs multiplied by $25 (in each case, without the need for any further action on the part of the holders of the Series A preference shares). In addition, holders of preference shares not represented by Series A ADSs may direct us to apply the proceeds in respect of the redemption of their Series A preference shares to the purchase of Qualifying Non-Innovative Tier 1 Securities as described above. We will pay any costs and expenses associated with such substitution and the issuance of the Qualifying Non-Innovative Tier 1 Securities, including, without limitation, the fees and expenses of the ADS depositary, trustee or other third party involved in the issuance thereof and any fees and expenses relating to the registration and exchange listing of the Qualifying Non-Innovative Tier 1 Securities. The Qualifying Non-Innovative Tier 1 Securities will be exempt from state "blue sky" or state securities laws. We will also pay any stamp duty reserve taxes, capital duties, stamp duties or similar taxes payable in the Hellenic Republic arising on the allotment and issue of the Qualifying Non-Innovative Tier 1 Securities, including (if applicable) their deposit with the ADS depositary under the deposit agreement. To the extent that under applicable law and practice of the Ministry of Finance of the Hellenic Republic, transfers of the ADRs representing the Series A preference shares are able to be effected between holders thereof free of any stamp duty, stamp duty reserve tax or similar taxes arising on such transfer immediately prior to the substitution date, we will procure that transfers of the Qualifying Non-Innovative Tier 1 Securities (or ADRs representing such securities) shall also be able to be effected between holders thereof free of any such taxes immediately following such date.

        Prior to the publication of any notice of substitution pursuant to the foregoing provisions, we shall first deliver to The Bank of New York as ADS depositary (i) a certificate, signed by two duly authorized officers of ours, certifying that the securities to be offered in substitution for the Series A preference shares are Qualifying Non-Innovative Tier 1 Securities and such substitution is in accordance with the terms of the deposit agreement (ii) an opinion of U.S. tax counsel to the effect that the exchange by a U.S. Holder, or where relevant a U.S. beneficial owner, of the Series A preference shares or the Series A ADRs for the Qualifying Non-Innovative Tier 1 Securities received will not result in the recognition of gain or loss for U.S. federal income tax purposes and (iii) any other opinion required under the terms of the deposit agreement.

        "Qualifying Non-Innovative Tier 1 Securities" means securities, whether debt, limited partnership interests, equity or otherwise, issued directly or indirectly by us, that comply with the following:

  (1)
  such securities will have the same material terms as the terms of the Series A preference shares, including without limitation (i) an initial optional redemption date (or as such term may otherwise be defined in the terms thereof) which falls on the same day as the initial optional redemption date in respect of the Series A preference shares, except that such securities will be permitted (but not required) to include the ability to be redeemed in the circumstances and on the bases (including, but without limitation, relating to tax and capital adequacy) substantially similar to the circumstances in which, and the bases on which, securities issued by companies then regulated by the Bank of Greece and comprising tax-deductible Innovative Tier 1 capital may then be redeemed and (ii) the same ranking in substance in respect of dividends and upon liquidation;

  (2)
  to the extent that (i) such securities are equity securities and (ii) dividends on the Series A preference shares are eligible to be treated as "qualified dividend income" under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended (or any successor legislation) (the "Code"), by a particular holder immediately prior to the substitution date, dividends paid to such holder with respect to the securities will also be so eligible;

  (3)
  such securities will comply with the then current requirements of the Bank of Greece in relation to Non-Innovative Tier 1 capital;

  (4)
  such securities will be registered under and comply with the Securities Act of 1933, as amended;

  (5)
  such securities shall be listed on the New York Stock Exchange;

  (6)
  such securities will preserve any existing rights under the Series A preference shares to any dividend which has not been paid in respect of the period from (and including) the dividend payment date last preceding the substitution date to (but excluding) the substitution date; and

  (7)
  at the time of issue, payments made by us in respect of such securities can be made free from any withholding tax imposed by any taxing or other authority (whether within or outside the Hellenic Republic) competent to impose, administer or collect any such tax.

        Notwithstanding anything to the contrary set forth above, the Qualifying Non-Innovative Tier 1 Securities may be issued with terms more favorable to the holders thereof than the terms of the Series A preference shares. In addition, in approving the issue of the Qualifying Non-Innovative Tier 1

Securities in substitution for the Series A preference shares, our board of directors or an authorized committee thereof will have discretion to determine whether the Qualifying Non-Innovative Tier 1 Securities have the same material terms as the Series A preference shares and will be under no obligation to seek the views or consult with the holders of such preference shares or other third parties.

        "Tier 1 capital" and "Innovative Tier 1 capital" have the respective meanings given to them by the Bank of Greece from time to time. "Non-Innovative Tier 1 capital" means Tier 1 capital which does not comprise Innovative Tier 1 capital.

Voting and Other Rights

Voting Rights

        Holders of Series A preference shares have certain rights (including voting rights and pre-emption rights) under mandatory provisions of Greek law. However, while the Series A preference shares are represented by Series A ADSs, except (i) as set out in the attached base prospectus in relation to varying or abrogating the rights attached to the Series A preference shares and (ii) in respect of voting rights in relation to any matter as to which we inform the ADS depositary that the rights of the holders of the Series A preference shares may be materially affected (which determination of materiality will be made reasonably and in good faith by us and communicated to the ADS depositary), the record holders of ADRs shall, in the deposit agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to a designated member of our board of directors in relation to all voting rights. While the Series A preference shares are represented by Series A ADSs, you will only be able to decide how to exercise your vote in relation to matters as to which we inform the ADS depositary that the rights of holders of the Series A preference shares may be materially affected. For such purposes, any question to be voted on that pertains to an amendment of the terms of the Series A preference shares that would adversely affect the rights of holders of the Series A preference shares to a material extent shall be considered to materially affect the rights of holders of the Series A preference shares. In addition, if 5% or more of the Series A preference shares are no longer represented by Series A ADSs, we may redeem the Series A preference shares as described under "Certain Terms of the Series A Preference Shares—Optional Redemption".

        The holders of Series A preference shares may have the right to vote separately as a class in certain circumstances as described below under the heading "Description of Preference Shares—Variation of Rights" in the attached base prospectus.

        Whenever holders of Series A preference shares are entitled to vote at a special general meeting of holders of Series A preference shares, each holder present in person or represented by proxy shall have one vote for each Series A preference share.

Other Rights

        Holders of Series A preference shares have, under mandatory provisions of Greek law, certain pre-emption and other rights, including a right to receive dividends approved in respect of a given year within two months of the date of approval by shareholders of such dividends as described under "Certain Terms of the Series A Preference Shares—Dividends". Holders of the Series A preference shares will be deemed, by virtue of their purchase of the Series A preference shares, to have waived any right to receive dividends approved in respect of such Series A preference shares within two months of their approval (without prejudice to any regular quarterly dividend payment dates). In addition, holders of the Series A ADRs, under the terms of the deposit agreement, will be deemed to have irrevocably instructed the ADS depositary to waive any right to receive dividends approved in respect of the Series A preference shares represented by their Series A ADSs within two months of their approval (without prejudice to regular quarterly dividend payment dates).

Listing

        We will apply to list the Series A ADSs and Series A preference shares (which will not be listed for trading but only listed in connection with the registration of the Series A ADSs) on the New York Stock Exchange. We expect trading on the New York Stock Exchange to begin within 30 days of the initial delivery of the Series A preference shares or Series A ADSs. The Series A preference shares and the Series A ADSs are a new issue of securities with no established trading market. So long as any of the Series A preference shares and Series A ADSs remain outstanding, the Bank will use its best efforts to effect and maintain the listing of the Series A ADSs and the Series A preference shares (which will not be listed for trading but only listed in connection with the registration of the Series A ADSs) on the New York Stock Exchange for trading in the form of American Depositary Receipts issued by The Bank of New York or a replacement Depositary of internationally recognized standing.

        The underwriters have advised us that they currently intend to make a market in the Series A ADSs, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Series A ADSs and may discontinue any such market-making at any time at their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Series A ADSs or the Series A preference shares or that an active public market for the Series A ADSs or the Series A preference shares will develop. If an active public trading market does not develop for the Series A ADSs or the Series A preference shares, the market price and liquidity of the Series A ADSs and the Series A preference shares may be adversely affected. We may also elect to list the Series A preference shares on such other stock exchange or market as we may, in our absolute discretion, decide, although we will be under no obligation to do so.

CERTAIN U.S. FEDERAL AND GREEK TAX CONSEQUENCES

U.S. Federal Income Taxation

        This discussion is the opinion of Allen & Overy LLP insofar as it relates to matters of U.S. federal income tax law and describes certain material U.S. federal income tax consequences to beneficial holders of Series A preference shares or ADSs. The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Series A preference shares or ADSs by U.S. Holders (as defined below) who are initial purchasers of the Series A preference shares or ADSs pursuant to this offering. This summary does not purport to be a comprehensive description of all tax considerations that may be relevant to particular investors in light of their particular circumstances. This summary deals only with U.S. Holders that will hold Series A preference shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding Series A preference shares or ADSs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of our voting stock, holders who hold Series A preference shares or ADSs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar.

        This discussion does not address any tax consequences applicable to holders of equity interests in a holder of Series A preference shares or ADSs. If a partnership holds Series A preference shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Series A preference shares or ADSs should consult its tax advisor regarding the associated tax consequences.

        For the purposes of this summary, a "U.S. Holder" means a beneficial owner of Series A preference shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or an individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner of Series A preference shares or ADSs that is not a U.S. Holder.

        This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and court decisions, all of which are subject to change at any time (possibly with retroactive effect). Prospective investors should consult their tax advisors as to the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of Series A preference shares or ADSs.

Classification of the Series A Preference Shares

        The Series A preference shares will be treated as an equity interest for U.S. federal income tax purposes and each U.S. Holder agrees to treat the Series A preference shares as an equity interest for U.S. federal income tax purposes. Accordingly, each payment on the Series A preference shares will be treated as a distribution with respect to such equity interest.

        U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the Series A preference shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs.

Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Status," the gross amount of any distributions made by us to a U.S. Holder that are actually or constructively received by the U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its Series A preference shares or ADSs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

        We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution. A U.S. Holder of ADSs generally will include dividends in gross income in the taxable year in which such holder actually receives the dividend. U.S. Holders that surrender their ADSs in exchange for the underlying Series A preference shares should consult their tax advisors regarding the proper timing for including dividends in gross income.

        "Qualified dividend income" received by individual and certain other non-corporate U.S. Holders in tax years beginning before January 1, 2011, will be subject to a maximum U.S. federal income tax rate of 15% if (i) we are a "qualified foreign corporation" (as defined below) and (ii) such dividend is paid on the Series A preference shares or ADSs that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. We generally will be a "qualified foreign corporation" if we are eligible for the benefits of the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S.-Hellenic Republic Treaty") and are not a passive foreign investment company ("PFIC") in the taxable year of the distribution or the immediately preceding taxable year. We expect to be eligible for the benefits of the U.S.-Hellenic Republic Treaty. In addition, as discussed below under "—Passive Foreign Investment Company Status," we do not believe we were a PFIC for the taxable year ending December 31, 2007 and do not expect to be a PFIC for the current year or for any future years.

Foreign Tax Credit Considerations

        Dividends received by U.S. Holders on the Series A preference shares or ADSs generally will be treated as "foreign source" and generally will be categorized as "passive income" for purposes of applying the foreign tax credit rules. The amount of the qualified dividend income that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. Gain or loss recognized by a U.S. Holder on the sale, exchange, or redemption of the Series A preference shares or ADSs generally will be treated as "U.S. source" for purposes of applying the foreign tax credit rules. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale, Exchange or Redemption of Series A Preference Shares or ADSs

        Subject to the discussion below under "—Passive Foreign Investment Company Status," gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series A preference shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series A preference shares or ADSs and the amount realized on their disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Series A preference shares or ADSs have been held for more than one year. Long term capital gains derived by individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

        Except as otherwise provided in the next paragraph, we believe that for U.S. federal income tax purposes, U.S. Holders should generally recognize gain or loss upon the redemption or mandatory repurchase by us of their Series A preference shares or ADSs in an amount equal to the excess, if any, of the cash and the fair market value of any property received in the redemption (other than amounts attributable to accrued but otherwise unpaid dividends) over the U.S. Holder's adjusted tax basis in the Series A preference shares or ADSs surrendered. That capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in respect of such Series A preference shares or ADSs is more than one year. Any cash and the fair market value of any property received that is attributable to accrued dividends not previously recognized in income should be taxed as ordinary income. Although the matter is not free from doubt, if the Series A preference shares or ADSs are redeemed by us, a portion of the redemption amount equal to the liquidation preference reduction amount, if any, may be characterized for U.S. federal income tax purposes as attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption additional dividend income equal to the liquidation preference reduction amount, if any, and a capital loss of the same amount. Because capital losses can generally only be used to reduce capital gains, and a U.S. Holder may not have sufficient capital gains from other sources to utilize the capital loss in this instance, we will pay, as additional dividends, the redemption gross up amount in order that the after-tax amount received by U.S. Holders (assuming a hypothetical U.S. Holder subject to the maximum effective combined U.S. federal, New York State and New York City tax rate applicable to resident individuals on dividend income, after giving effect to any preferential rate then available for qualified dividend income (as defined above under "—Dividends") or under any successor legislation and any New York State and/or New York City equivalent legislation, to the extent then in effect, after assuming that any minimum holding periods in each of the relevant taxing jurisdictions have been met as of the relevant redemption date) is the same amount had the amount equal to the liquidation preference reduction amount not been characterized as a dividend for U.S. federal income tax purposes. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for qualified dividend income as discussed above under "—Dividends". U.S. Holders should consult their tax advisors as to the tax consequences to them of a redemption or mandatory repurchase of Series A preference shares or ADSs.

        The U.S. federal income tax consequences of a redemption or mandatory repurchase for U.S. Holders that own, actually or constructively, other classes of our stock in addition to Series A preference shares or ADSs may differ from that described above. Such U.S. Holders should consult their tax advisors concerning the tax consequences to them of a redemption or mandatory repurchase of Series A preference shares or ADSs.

        The surrender of ADSs in exchange for Series A preference shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that we are not a PFIC, for U.S. federal income tax purposes. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its gross assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents and gains from some securities transactions.

        An exception exists for income derived by non-U.S. corporations from the active conduct of a banking business that meets certain requirements described in Treasury Regulations. In this regard, in 1989, the IRS issued a notice (the "Notice") that would require a non-U.S. bank to, among other things, derive at least 60% of its gross income from "bona fide" banking activities, which include the acceptance of deposits from unrelated persons representing at least 50% of its total liabilities for the taxable year, and make loans to unrelated persons representing at least 50% of the outstanding principal of all loans during the taxable year. Subsequent to the issuance of the Notice, the U.S. Department of Treasury issued proposed regulations (the "Proposed Regulations"), not yet in effect which would markedly modify the Notice and which, if finalized, would apply retroactively from taxable years beginning after December 31, 1994. In order to be an active bank under the Proposed Regulations, a non-U.S. bank must meet certain licensing, deposit-taking, and lending and gross income requirements. We believe that we should qualify as an active bank under both the Notice and the Proposed Regulations, assuming that the Proposed Regulations are finalized in their current form, based upon our regulatory status under Greek law, our banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of our income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and our securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity). Accordingly, our management believes that we were not a PFIC for the 2007 taxable year (the latest period for which the determination can be made) and, based further on our present regulatory status under Greek law, the present nature of our activities including the planned offering of Series A preference shares and ADSs, and the present composition of our assets and sources of income, we do not believe we were a PFIC for the taxable year ending December 31, 2007 and we do not expect to be a PFIC for the current year or for any future years.

        However, because a PFIC determination is a factual determination that must be made following the close of each taxable year and is based on, among other things, the market value of our assets and shares, and because the Proposed Regulations (although retroactive in application) are not currently in force, there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. If, for any year in which a U.S. Holder held Series A preference shares or ADSs, we were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of Series A preference shares or ADSs and (ii) any "excess distribution" by us to the U.S. Holder. Under these rules, (i) the gain or excess distribution would be allocated rateably over the U.S. Holder's holding period for Series A preference shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Moreover, our distributions would fail to be eligible for taxation at the reduced income tax rates available for dividends paid to individuals and certain non-corporate U.S. Holders as discussed above under "—Dividends."

        U.S. Holders can avoid the interest charge by making a mark to market election with respect to Series A preference shares or ADSs, provided that Series A preference shares or ADSs are "marketable" within the meaning of the Regulations. Series A preference shares or ADSs will not be considered "marketable" for purposes of this election unless the exchange or market on which the Series A preference shares or ADSs are regularly traded is a qualified exchange or other market. Under the Regulations, the New York Stock Exchange constitutes a qualified exchange. The mark to market election will remain in effect unless the IRS consents to revocation, or until Series A preference shares or ADSs cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Series A preference shares or ADSs, at the end of a taxable year, as ordinary income or, ordinary loss in calculating its income for such year. Any ordinary loss would be limited to the extent of any net mark to market gains for prior years. In the case of a mark to market election, gains from an actual sale or other disposition of Series A preference shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of Series A preference shares or ADSs will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        A U.S. Holder will be subject to different rules than those described above if the U.S. Holder makes an election to treat us as a "qualified electing fund" for U.S. federal income tax purposes. To make a qualified electing fund election, we must provide U.S. Holders with certain information compiled according to U.S. federal income tax principles. We currently do not intend to compile such information for U.S. Holders, and therefore it is expected that this election will be unavailable.

        Prospective investors should consult their tax advisors as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

U.S. Information Reporting and Backup Withholding

        Non-corporate U.S. Holders may be subject to the information reporting requirements, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, Series A preference shares or ADSs. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Taxation of Non-U.S. Holders

        An investment in the Series A preference shares or ADSs by Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax, unless (i) the dividends received or any gain recognized on the sale, exchange or redemption of the Series A preference shares or ADSs is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more during the taxable year.

        In order to avoid backup withholding, however, Non-U.S. Holders who own ADSs must complete and provide the Bank of New York with a Form W-8 ("Certificate of Foreign Status"), certifying that such person is an exempt foreign person.

Certain Greek Tax Considerations in Relation to the Taxation of the Series A Preference Shares

        The following discussion is the opinion of the Bank's Greek counsel, and is a summary of certain material Greek tax consequences of the acquisition, ownership and disposition of the preference shares.

Such discussion does not (except where specific reference is made) address the tax consequences to a holder that is resident in the Hellenic Republic for Greek tax purposes or is carrying on a trade or business in the Hellenic Republic through a branch, agency or permanent establishment. This discussion is not intended as tax advice to any particular investor. Further, it does not purport to be a comprehensive analysis, description or listing of all potential tax considerations that may be relevant to a particular investor in light of their particular circumstances. This summary is based upon current Greek tax law, tax rulings and court decisions, all of which are subject to change at any time (possibly with retroactive effect and without notice). Prospective investors are urged to consult their own tax advisors as to the specific consequences under Greek tax law of the acquisition, ownership and disposition of the preference shares in their own particular factual circumstances.

        ADR/ADS holders who intend to withdraw their underlying preference shares from deposit with the depositary and receive preference share certificates in registered form are urged to obtain separate independent professional advice on the acquisition, holding and disposition of the preference shares.

Our Taxation

        Our net income for the year commencing January 1, 2008, is expected to be taxed at a nominal rate of 25%.

Taxation of Dividends

        No withholding taxes are imposed under Greek tax law on the payment of dividends under our preference shares.

Stamp Duty

        The issuance and transfer of preference shares, as well as the payment of dividends there under, is exempt from Greek stamp duty.

Characterization of the Preference Shares

        We believe that the preference shares should be treated as listed on a foreign stock exchange for Greek tax purposes. Accordingly, the remainder of this discussion so assumes.

Taxation of Capital Gains

        Capital gains from the sale of preference shares listed on a foreign stock exchange earned by enterprises, joint ventures, companies and certain other entities which maintain double-entry accounting records in Greece will not be subject to income tax at the time of realization, provided that such gains are booked in a special reserve account in their accounting records to off-set losses deriving from sales of listed or unlisted shares. The gains will be reinstated in the tax base of the seller and will be taxed accordingly upon capitalization of or distributions from such reserve account, or upon dissolution of the seller, and on the basis of the more specific provisions of Law 2238/1994 as amended and in force.

        Capital gains from the sale of preference shares listed on a foreign stock exchange earned by individuals, enterprises, joint ventures, companies and certain other entities, whether Greek or foreign tax residents, which do not maintain double-entry accounting records in Greece, are exempt from income taxation in Greece.

Transfer Taxes and Charges

        A sale of preference shares listed on a foreign stock exchange by a foreign tax resident who does not have a permanent establishment in Greece is not subject to Greek transfer taxes or charges.

        If the seller is a Greek tax resident or a foreign enterprise which has a permanent establishment in Greece, a transfer tax is imposed at the rate of 0.15% on the sale price. The tax is borne by the seller.

Inheritance or Succession Taxes

        In accordance with the more detailed provisions of Law 2961/2001 as amended and in force, inheritance or succession taxes are payable in Greece on a transfer of the preference shares by reason of inheritance or succession. Liable for the payment of the tax is the transferee. The rate of the tax depends on the degree of relation between the transferor and the transferee. For close relatives, the transfer of the preferred shares is taxed separately from other items of property transferred, at a standard rate which can be either 0.6% or 1.2%. For third parties—unrelated transferees, the rate rises using a progressive scale up to 40% calculated on the value of entire property transferred.

Gift (Donation) Tax

        A similar system to inheritance or succession taxes applies to a donation of the Series A preference shares.

UNDERWRITING

        Under the terms and subject to the conditions of the purchase agreement dated May 30, 2008, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to such underwriter, the number of Series A preference shares in the form of Series A ADSs set forth opposite the name of such underwriter below.

Underwriter	Number of Series A ADSs
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	5,693,750
Citigroup Global Markets Inc.	5,693,750
Morgan Stanley & Co. Incorporated	5,693,750
UBS Securities LLC	5,693,750
Credit Suisse Securities (USA) LLC	750,000
HSBC Bank (USA) Inc.	500,000
Deutsche Bank Securities Inc.	62,500
Fidelity Capital Markets, a division of National Financial Services LLC	62,500
H&R Block Financial Advisors, Inc.	62,500
J.B. Hanauer & Co.	62,500
J.J.B. Hillard, W.L. Lyons, LLC	62,500
Janney Montgomery Scott LLC	62,500
Keefe, Bruyette & Woods, Inc.	62,500
RBC Capital Markets Corporation	62,500
Charles Schwab & Co., Inc.	62,500
Stifel, Nicolaus & Company, Incorporated	62,500
TD Ameritrade, Inc.	62,500
Wells Fargo Securities, LLC	62,500
Robert W. Baird & Co. Incorporated	25,000
D.A. Davidson & Co.	25,000
Fixed Income Securities, LP	25,000
KeyBanc Capital Markets Inc.	25,000
Lehman Brothers Inc.	25,000
Mesirow Financial, Inc.	25,000
Piper Jaffray & Co.	25,000
Sterne, Agee & Leach, Inc.	25,000
Stone & Youngberg LLC	25,000

Total	25,000,000

        The purchase agreement provides that the obligations of the underwriters to purchase the Series A ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to take and pay for the total number of Series A ADSs offered hereby, if any such Series A ADSs are purchased.

        The Series A ADSs will settle through the facilities of The Depository Trust Company, including its participants Clearstream Banking société anonyme, Luxembourg and Euroclear Bank SA/NV. The CUSIP number for the Series A ADSs is 633643507 and the ISIN is US6336435077.

        The underwriters have advised us that they propose initially to offer the Series A ADSs to the public in the United States at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $0.50 per Series A ADS. The underwriters may allow, and such dealers may reallow, a discount not in excess of $0.45 per

Series A ADS on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        Our affiliate, NBG International Limited, will act as a selling agent in respect of the offer and sale of the Series A ADSs outside the United States and will receive selling concessions as described above in connection with such sales.

        The following table shows the maximum underwriting commissions that we are to pay to the underwriters in connection with this offering.

Paid by us
Per Series A ADS	$0.7875

Total	$19,687,500

        In the case of 5,231,000 Series A ADSs offered to certain institutions, the underwriting commission will be $0.5000 per Series A ADS.

        During and after the offering, the underwriters may purchase and sell the Series A ADSs in the open market or otherwise. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Series A ADSs sold in the offering for their account may be reclaimed by the syndicate if such Series A ADSs are repurchased by the syndicate in stabilizing or covering transactions. These activities may have the effect of preventing or retarding a decline in the market price of the Series A ADSs. They may also cause the price of the Series A ADSs to be higher than the price that might otherwise prevail in the open market in the absence of these transactions. The underwriters may effect these transactions in the over the counter market, or otherwise. If the underwriters commence these transactions, they may discontinue them at any time.

        We will apply to list the Series A ADSs and Series A preference shares (which will not be listed for trading but only listed in connection with the registration of the Series A ADSs) on the New York Stock Exchange. We expect trading of the Series A ADSs on the New York Stock Exchange to begin within 30 days of the initial delivery of the Series A preference shares or Series A ADSs. Prior to this offering, there has been no market for the Series A preference shares of the Series A ADSs. We can give you no assurance about the liquidity of the trading market for the Series A preference shares or the Series A ADSs.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        In the purchase agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

        It is expected that delivery of the Series A preference shares as represented by Series A ADSs will be made against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth New York business day following the date of pricing of the Series A preference shares (such settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A preference shares prior to the third New York business day before the delivery of the Series A preference shares will be required, by virtue of the fact that the Series A preference shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series A preference shares who wish to make such trades should consult their own advisors.

EXPENSES OF THE OFFERING

        We will pay or cause to be paid the following estimated expenses (not including underwriting commissions and expenses reimbursed by us) to be incurred in connection with the issuance and distribution of the securities offered pursuant to this prospectus supplement.

Amount to be paid
Securities and Exchange Commission registration fee	$24,562.50
Printing expenses	$78,000.00
Legal fees and expenses	$2,406,000.00
Accountants' fees and expenses	$2,639,000.00
Miscellaneous	$140,000.00

Total	$5,287,562.50

LEGAL OPINIONS

        Certain matters in connection with this offering will be passed upon for us by Allen & Overy LLP, London, England and Law Office T. J. Koutalidis, Athens, Greece. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, London, England and Kyriakides Georgopoulos & Daniolos Issaias, Athens, Greece.

PROSPECTUS

National Bank of Greece S.A.

By this prospectus we may offer—

PREFERENCE SHARES

        We may offer preference shares for sale through this prospectus. We may offer these securities from time to time in one or more offerings.

        We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest. You should also consider carefully the documents incorporated by reference in this prospectus and in any prospectus supplement and in the registration statement to which they relate, before you invest.

        Investing in our securities involves risks. Carefully consider the "Risk Factors" beginning on page 11 of our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on May 27, 2008, as well as the risk factors included in the applicable prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is May 27, 2008.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission ("SEC") using a "shelf" registration or continuous offering process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the preference shares we may offer, which we will refer to collectively as the "securities". Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement will provide information regarding certain tax consequences of the purchase, ownership and disposition of the offered securities. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. We will file each prospectus supplement with the SEC. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information".

        The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC's offices or obtained from the SEC's website mentioned under the heading "Where You Can Find More Information".

Certain Terms

        In this prospectus, the terms "we", "us", "our" and "the Bank" refer to National Bank of Greece S.A., the term "Group" means National Bank of Greece S.A. and its subsidiaries.

        We publish our consolidated financial statements in euro ("€", "EUR" or "euro"), the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. In this prospectus and any prospectus supplement, references to "U.S. dollars", "USD" and "$" are to United States dollars.

USE OF PROCEEDS

        Unless we have disclosed a specific plan in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus in the general business of our Group and to strengthen further our Group's capital base. The Group has raised capital in various markets from time to time and we expect to continue to raise capital in appropriate markets as and when required.

NATIONAL BANK OF GREECE S.A.

        National Bank of Greece S.A., domiciled in the Hellenic Republic, is a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic. National Bank of Greece S.A. and its consolidated subsidiaries comprise a diversified financial services group engaged in a wide range of banking, financial services, insurance, stock-brokerage and finance-related activities throughout the Hellenic Republic and internationally. Our ordinary shares are listed in Athens on the Athens Exchange and in New York on the New York Stock Exchange in the form of American Depositary Shares. Our headquarters are located at 86 Eolou Street, Athens 10232, the Hellenic Republic, telephone: 011-30-210-334-1000.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

        The ratios for the periods indicated have been derived from the consolidated U.S. GAAP financial statements included in our 2007 Annual Report.

Ratio of Earnings to Combined Fixed Charges

	As at December 31,
	2007	2006	2005	2004	2003
Ratios in accordance with U.S. GAAP
Excluding interest on deposits	3.84	4.69	4.09	1.86	1.87
Including interest on deposits	1.64	1.78	1.88	1.27	1.23

        For the purpose of calculating the ratios of earnings to combined fixed charges, earnings consist of income from continuing operations before income tax expense, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor. This includes interest expense arising on trading liabilities and liabilities designated at fair value under U.S. GAAP.

        For more information on the presentation of our financial statements, see "Financial Information" beginning on page 148 in our 2007 Annual Report.

DESCRIPTION OF PREFERENCE SHARES

        The following is a summary of the general terms of the preference shares of any series. Each time that we issue preference shares, we will file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement will summarize the terms of the preference shares of the particular series, which are set out in our Articles of Association and the relevant resolutions establishing the series that were adopted at our general meeting of shareholders and will be adopted by our board of directors and/or authorized executives of the Bank (referred to in this section as the "board of directors"). These terms may be different from those summarized below, and if so the applicable prospectus supplement will state that, and the description of the preference shares of that series contained in the prospectus supplement will apply. You should also read our Articles of Association and the relevant resolution or resolutions, both of which we have filed an English translation with the SEC as an exhibit to the registration statement or as an exhibit to our 2007 Annual Report of which this prospectus is a part. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Articles of Association and the relevant resolutions of the board of directors in relation to the preference shares of any particular series. You should read the summary of the general terms of the deposit agreement under which American Depositary Shares ("ADSs") that may represent preference shares may be issued, under the heading "Description of American Depositary Shares".

General

        At any General Meeting, our shareholders are authorized to provide for the issuance of preference shares with the dividend rights, liquidation preference per preference share, redemption provisions, limited voting rights and other rights, preferences, privileges, limitations and restrictions that are set forth in our Articles of Association, as such Articles of Association and resolutions passed at any General Meeting of shareholders may be implemented and/or further specified by our board of directors.

        The preference shares of any series will be euro-denominated in terms of nominal value and premium, dividend rights and liquidation preference per share. They will, when issued, be fully paid and non-assessable and, as such, will not be subject to a call for any additional payment. For each preference share issued, an amount equal to its nominal value will be credited to our issued share capital account and an amount equal to the difference between its issue price and its nominal value will be credited to our share premium account. Unless the applicable prospectus supplement specifies otherwise, the preference shares will have a nominal value of €0.30 per share. The preference shares of a series deposited under the deposit agreement referred to in the section "Description of American Depositary Shares" will be represented by ADSs of a corresponding series, evidenced by ADSs of the series. The preference shares of any series may only be withdrawn from deposit in registered certificated form. See "Description of American Depositary Shares".

        The preference shares of any series will have the dividend rights, rights upon liquidation, redemption provisions and limited voting rights described below, unless the relevant prospectus supplement provides otherwise. You should read the prospectus supplement for the specific terms of any series, including:

  •
  the number of preference shares offered;

  •
  the public offering price of the series;

  •
  the liquidation preference per preference share of that series;

  •
  the dividend rate, or the method of calculating it;

  •
  the dates on which dividends will be payable;

  •
  the circumstances under which dividends may not be payable;

  •
  voting rights of that series of preference shares, if any;

  •
  the restrictions applicable to the sale and delivery of the preference shares;

  •
  whether and under what circumstances we will pay additional amounts on the preference shares in the event of certain developments with respect to withholding tax or information reporting laws;

  •
  any redemption, conversion or exchange provisions;

  •
  any listing on a securities exchange; and

  •
  any other rights, preferences, privileges, limitations and restrictions relating to the series.

        The prospectus supplement will also describe material U.S. and Greek tax considerations that apply to any particular series of preference shares.

        Unless our Articles of Association establishing any series of preference shares specify otherwise and the related prospectus supplement so states, holders of the preference shares of any series shall have the right to collect dividends (including any dividends required under mandatory provisions of Greek law) before our common shares and, if existing, any other class of our preference shares ranking or expressed to rank junior to our preference shares. The preferential rights to dividends of the holders of any series of preference shares will be non-cumulative.

        The preference shares will rank in priority to our ordinary shares and any other class of our shares ranking junior as regards rights to repayment of capital if we are wound up or liquidated, whether or not voluntarily.

        There are no restrictions under our Articles of Association or under Greek law as currently in effect that limit the right of non-resident or foreign owners, as such, to acquire preference shares of any series freely or, when entitled to vote preference shares of a particular series, to vote those preference shares. There are currently no Greek laws, decrees, or regulations that would prevent the remittance of dividends or other payments on the preference shares of any series to non-resident holders.

Dividends

        Non-cumulative preferential dividends on each series of preference shares will be payable at the rate or rates and on the dates set out in the relevant prospectus supplement.

        We may only pay dividends out of our distributable funds (as defined below). Under Greek law and our Articles of Association, until such time as ordinary reserves are equal to or exceed one-half of our share capital, the first 5%–20% of our annual net profits are required to be set aside as ordinary reserves before any dividends are paid.

        According to our Articles of Association and Greek law, we are required to pay a minimum dividend equal to at least 35% of our annual unconsolidated distributable net profits. Dividends for the Series A preference shares would constitute a portion of this 35%.

        Within six months following the end of our financial year, we will convene our Annual General Meeting of shareholders to approve our financial statements and the distribution of dividends to shareholders with respect to the previous financial year. The Annual General Meeting of shareholders is duly convened when a quorum representing at least one-fifth of our paid-up share capital is present. Decisions at our Annual General Meeting of shareholders are taken by an absolute majority of the votes represented thereat.

        Unless the applicable prospectus supplement states otherwise, dividends on the preference shares may be declared on an annual basis at the absolute discretion of our shareholders at our Annual

General Meeting of shareholders out of distributable funds. Subject as set out below, we will not be permitted to pay any dividend on the preference shares if (i) the payment of such dividend, together with any distributions previously paid and approved for payment in respect of preferred dividend parity obligations, would exceed distributable funds or (ii) the Bank of Greece has requested in writing the non-payment of any dividend (including dividends payable under mandatory provisions of Greek law) on our common and preference shares. "Distributable funds" means, on an unconsolidated basis, our results of the previous financial year, as increased by the accumulated retained earnings of previous years brought forward and by the reserves that may be distributed (provided that such distributions have been approved at our Annual General Meeting of shareholders), less any amount of losses of previous years and any amount that must be utilized for the creation of any reserves in accordance with Greek company law and our Articles of Association.

        Pro rata dividends approved by our shareholders may be declared and paid to the extent distributable funds, in accordance with Greek law, suffice for partial payment of the dividends payable on the preference shares in the then current financial year.

        If no dividends are declared with respect to a financial year, holders of preference shares of the applicable series will have no claim in respect of the non-payment and we will have no obligation to pay such dividends or to pay any interest on the dividends, whether or not dividends on the preference shares of the series are declared for any future financial year. Accordingly, no payment will need to be made at any time in respect of any such missed payments.

        Subject to the availability of distributable funds, if we or any of our controlled subsidiaries pay any distributions on or in respect of any preferred dividend parity obligations in respect of such financial year (other than in the form of shares or other junior obligations), we shall be required to pay a pro rata amount of dividends on the preference shares. When a distribution on the preferred dividend parity obligations requires pro rata payment of dividends as described above, the amount of the required payment will be in the same proportion to the aggregate specified amount of dividends payable on the preference shares as the aggregate payment that was made on such preferred dividend parity obligations bears to the amount that was payable on such preferred dividend parity obligations at the time of such payment. "Junior obligations" means our ordinary shares and each class of our preferred or preference shares or similar securities that rank junior to the preference shares or any preference share or preferred security of our controlled subsidiaries entitled to the benefit of a guarantee or support agreement or similar undertaking by us that ranks junior to the preference shares.

        Subject to the availability of distributable funds, we will be required to make payment of the full amount of the dividend in respect of a financial year we or any of our controlled subsidiaries pays any amount in respect of junior obligations in respect of such financial year (including the buyback of ordinary shares or other junior obligations) (other than in the form of our ordinary shares or further or other junior securities) unless, in the case of a buyback of ordinary shares or other junior obligations only, (i) the total solvency ratio of the Bank, on an unconsolidated and consolidated basis, and (ii) the ratio of "Upper Tier 1 capital" items of own funds (namely Tier 1 capital excluding the preference shares and similar instruments) to risk weighted assets of the Bank satisfy the limits set out from time to time by the Bank of Greece, pursuant to applicable legislation in force from time to time (including the Circulars and Acts of the Governor of the Bank of Greece).

        All dividends in respect of the preference shares will be made without withholding for, or on account of, any Greek tax, unless the withholding of such Greek tax is required by law. In that event, we will pay as further dividends "additional amounts" (so that every net payment in respect of the preference shares, after withholding for any Greek tax, will not be less than the amount otherwise required to be paid), provided, however, that we will not be required to, and will not, pay any additional amounts (i) if the withholding on account of Greek tax is required or collected due to the relationship that the holder of the preference shares may have with the Hellenic Republic, other than the holding of the preference shares or (ii) where such withholding is imposed on a payment to or on behalf of an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

        Any dividend which has remained unclaimed for five years from December 31 of the year in which it was declared shall be forfeited to the Hellenic Republic.

        Dividends declared on the preference shares of any series will be payable to the ADS depositary or the record holders (including the ADS depositary) as they appear on the register on the appropriate record dates, which will be the number of days before the relevant dividend payment dates that our board of directors determines before the allotment of the particular series. If applicable fiscal or other laws and regulations permit, each payment will be made by U.S. dollar check drawn on a bank in Athens or in The City of New York and mailed to the record holder at the holder's address as it appears on the register for the preference shares. If any date on which dividends are payable on the preference shares of any series is not a business day, then we will pay the dividend on the next business day, without any interest or other payment in respect of the delay, unless it falls in the next calendar month, in which case we will make the payment on the preceding business day. A "business day" is any day on which banks are open for business, and foreign exchange dealings may be conducted, in Athens and The City of New York.

Liquidation Rights

        If we are wound up or liquidated, whether or not voluntarily, the holders of the preference shares of each series will be entitled to receive out of our liquidation proceeds, equally as among themselves, a distribution per preference share equal to the liquidation preference per preference share before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking junior in respect of liquidation proceeds. After payment of the full amount of the liquidation preference to which they are entitled, the holders of the preference shares will have no right or claim to any of our reserves and will not be entitled to any further participation in reserves. In addition, in relation to dividends (including any additional amounts) approved by our shareholders at the most recent Annual General Meeting, if any, and not already paid, holders of preference shares will rank as unsecured and unsubordinated creditors of the Bank.

Optional Redemption

        Unless the relevant prospectus supplement specifies otherwise, subject to Greek law, we may redeem the preference shares of each series, at our option, in whole but not in part from time to time, on the fifth anniversary of issue and on any date falling thereafter, in accordance with the notice period and at the redemption terms set forth in the prospectus supplement.

        Each notice of redemption will specify:

  •
  the redemption date;

  •
  the particular preference shares of the series to be redeemed;

  •
  the redemption price and other terms, specifying the amount of the unpaid dividend per preference share to be included; and

  •
  the place or places where holders may surrender documents of title and obtain payment of the redemption price.

        Any such redemption will be subject to the prior consent of the Bank of Greece.

        Under existing Bank of Greece requirements, we may not redeem any preference shares unless the Bank of Greece consents in advance, and the Bank of Greece may impose conditions on any such redemption.

Substitution

        Subject to certain conditions and subject to all other laws and regulations applying to us and to the prior consent of the Bank of Greece (if required), to the extent described in the applicable prospectus supplement, we may substitute the preference shares in whole, but not in part, with qualifying non-innovative tier 1 securities, as defined and described in the applicable prospectus supplement, on any date specified in the applicable prospectus supplement, without any requirement for consent or approval of the holders of the preference shares.

Voting and Other Rights

        Holders of preference shares have certain rights (including voting rights and pre-emption rights) under mandatory provisions of Greek law.

        Whenever holders of preference shares are entitled to vote at a special general meeting of preference shareholders, each holder present in person or represented shall have one vote for each preference share of the relevant series, as specified in the relevant prospectus supplement.

        The holders of any series of preference shares may have the right to vote separately as a class in certain circumstances as described below under the heading "—Variation of Rights".

Form and Denomination

        The preference shares of each series will be represented by a single certificate in registered form and issued to the ADS depositary. We may consider the ADS depositary one holder of any series of preference shares so deposited for all purposes. Unless the relevant prospectus supplement specifies otherwise, preference shares of any series withdrawn from deposit under the deposit agreement will be evidenced by share certificates in registered form without dividend coupons. If an ADS holder elects to receive share certificates in registered form, the share certificates will be delivered at the time of withdrawal.

        Title to preference shares of any series will pass by transfer, endorsement and delivery of the requisite share certificate and registration on the register for the preference shares of the series. Each exchange or registration of transfer of preference shares of any series will be effected by entry on the register for the preference shares of the series kept by our registrar at its office in the Hellenic Republic. See "—Registrar and Paying Agent" below. Any exchange or registration of transfer will be effected without charge to the person requesting the exchange or registration, but the requesting person will be required to pay any related taxes, stamp duties or other governmental charges.

Variation of Rights

        If applicable law permits, the rights attached to any series of preference shares may be varied or abrogated only with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of the outstanding preference shares of that series. An extraordinary resolution will be adopted if passed by a quorum of two-thirds of the aggregate number of outstanding preference shares of that series and a majority of two-thirds of those holders voting in person or by proxy at the meeting. The quorum required will be reduced to one-half of the aggregate number of outstanding preference shares of that series at the first adjourned meeting and to one-third of the aggregate number of outstanding preference shares of that series at the second adjourned meeting.

        The sanction of an extraordinary resolution passed at a separate class meeting of holders of the outstanding preference shares of the series may be required if our directors propose to authorize, create or increase, through payments in cash, the amount of any shares of any class or any security convertible into shares of any class. Similarly, sanction of an extraordinary resolution passed at a separate class meeting of holders of the outstanding preference shares of each series will be required for us to proceed to any merger, de-merger, absorption of or by another legal entity or any similar transaction involving us.

Notices of Meetings

        We will cause a notice of any meeting at which holders of preference shares of a particular series are entitled to vote to be mailed to each record holder of preference shares of that series. Each such notice will state:

  •
  the date of the meeting;

  •
  a description of any resolution to be proposed for adoption at the meeting on which those holders are entitled to vote; and

  •
  instructions for the delivery of proxies, other than where such instructions are deemed to have been granted.

        For a description of notices that we will give to the ADS depositary and that the ADS depositary will give to ADS holders, you should see "Where You Can Find More Information".

Governing Law

        The creation and issuance of the preference shares of any series and the rights attached to them shall be governed by and construed in accordance with Greek law.

Registrar and Paying Agent

        Unless the relevant prospectus supplement specifies otherwise, we will act as registrar and paying agent for the preference shares of each series. We reserve the right at any time to appoint an additional or successor registrar and paying agent. Notice of any change of registrar or paying agent will be given to holders of the preference shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        The following is a summary of the general terms and provisions of the deposit agreement under which the ADS depositary will deliver the ADSs. The deposit agreement is among us, The Bank of New York, as ADS depositary, and all registered holders and beneficial owners from time to time of ADSs issued under it. This summary does not purport to be complete. You should read the deposit agreement, which has been filed with the SEC as an exhibit to this registration statement. You may also read the deposit agreement at the corporate trust offices of The Bank of New York in The City of New York. The corporate trust office of the ADS depositary is currently located at 101 Barclay Street, New York, NY 10286, USA.

American Depositary Shares

        The Bank of New York, as ADS depositary, will register and deliver ADSs pursuant to the deposit agreement. Each ADS will represent one preference share, or evidence of the right to receive one preference share, deposited with the ADS depositary.

        ADSs can be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder's name, or (ii) by having ADSs registered in the owner's name in the Direct Registration System ("DRS"), or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. A direct holder of an ADS is an ADS registered holder. This description assumes that each holder is an ADS registered holder. Indirect holders of ADSs must rely on the procedures of a broker or other financial institution to assert the rights of ADS registered holders described in this section, and such holders should consult with their broker or financial institution to find out what those procedures are.

        The DRS is a system administered by The Depository Trust Company, or its successor ("DTC"), pursuant to which the ADS depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. See "—Direct Registration System" below.

        We will not treat holders of ADSs as our shareholders and holders of ADSs will not have shareholder rights, which are governed by Greek law. The ADS depositary will be the holder of the preference shares represented by each investor's ADSs. As a registered holder of ADSs, each investor will have ADS registered holder rights as set forth in the deposit agreement. The deposit agreement also sets forth the rights and obligations of us and of the ADS depositary. New York law governs the deposit agreement and the ADSs.

        In this section, the term "deliver", or its noun form, when used with respect to ADSs, shall mean (A) book-entry transfer of ADSs to an account at DTC, designated by the person entitled to such delivery, (B) registration of ADSs not evidenced by an ADR on the books of the ADS depositary in the name requested by the person entitled to such delivery and mailing to that person of a statement confirming that registration or (C) if requested by the person entitled to such delivery, delivery at the corporate trust office of the ADS depositary to the person entitled to such delivery of one or more ADRs evidencing ADSs registered in the name requested by that person. The term "surrender", when used with respect to ADSs, shall mean (A) one or more book-entry transfers of ADSs to the DTC account of the ADS depositary, (B) delivery to the ADS depositary at its corporate trust office of an instruction to surrender ADSs not evidenced by an ADR or (C) surrender to the ADS depositary at its corporate trust office of one or more ADRs evidencing ADSs.

Deposit and Withdrawal of Deposited Securities

        Upon receipt of preference shares of a particular series or evidence of rights to receive preference shares, and subject to the terms of the deposit agreement, the ADS depositary will deliver to the person or persons specified by the depositor in writing upon payment of the fees, charges and taxes provided in the deposit agreement, the number of ADSs of the series corresponding to the preference shares of that series. The ADS depositary will not accept any deposit of preference shares unless we have consented in writing to the deposit of those preference shares.

        Upon surrender of ADSs the ADS depositary and upon payment of the taxes, charges and fees provided in the deposit agreement and subject to the terms of the deposit agreement, an ADS holder is entitled to delivery to or upon its order, of preference shares of the relevant series in certificated registered form in respect of the deposited preference shares and any other documents of title evidenced by the surrendered ADSs. The forwarding of share certificates and other documents of title for delivery at the corporate trust office of the ADS depositary will be at the risk and expense of the ADS holder.

        The ADS depositary will not deliver ADSs except upon receipt of preference shares of the relevant series.

Dividends and Other Distributions

        The ADS depositary will distribute all cash dividends or other cash distributions that it receives in respect of deposited preference shares to the holders of the ADSs, after payment of any charges and fees provided for in the deposit agreement, in proportion to their holdings of ADSs. The cash amount distributed will be reduced by any amounts that the ADS depositary must withhold on account of taxes. The ADS depositary has agreed that it will not, and ADS holders will be deemed to have authorized and instructed the depositary not to, demand payment of any dividend in a lump sum, but to accept payment of dividends in quarterly installments.

        The ADS depositary will not be obligated to distribute any securities that are received as a distribution on the deposited securities unless it has received satisfactory assurances from us that the distribution does not require registration under the Securities Act of 1933. In the case of any distribution of securities or other property, the ADS depositary may sell a portion of the distributed securities or other property that is sufficient to pay its fees and expenses in connection with that distribution.

        The ADS depositary has agreed that, unless otherwise agreed with us, it will, and ADS holders will be deemed to have irrevocably authorized and instructed the depositary to, waive any preemptive rights to which it may otherwise be entitled as a holder of the deposited securities. ADS holders also will be deemed to have authorized and instructed the ADS depositary to give a proxy to a member of the board of directors to attend any meeting of holders of deposited securities and vote all the deposited securities in favor of waiving such preemptive rights.

Redemption, Mandatory Repurchase and Substitution

        If we give notice of a redemption or mandatory repurchase of any deposited preference shares of a particular series, the ADS depositary will call for surrender of a corresponding number of ADSs of the series representing those preference shares. The ADS depositary will surrender the redeemed or mandatorily repurchased preference shares on the redemption or repurchase date (and, in the case of a mandatory repurchase, the holders of the affected ADSs will be deemed to have authorized and instructed the ADS depositary to make that surrender). Holders of the ADSs that were called for surrender will be entitled to receive the redemption or repurchase amount, net of the ADS depositary's fees and expenses, upon surrender by them of those ADSs. We must give our notice of redemption or mandatory repurchase in respect of the preference shares of a particular series to the ADS depositary before the redemption or repurchase date and the ADS depositary will promptly give notice to all holders of ADSs of the corresponding series.

        If we (i) call deposited preference shares for redemption or mandatory repurchase and simultaneously offer to exchange the redeemed or repurchased preference shares into other securities and (ii) provide suitable assurances that the exchange is legal, complies with the terms of the preference shares and does not have a material adverse effect on the rights of the holders of preference shares that are exchanged, the ADS depositary will accept, and ADSs holders will be deemed to have authorized and instructed the ADS depositary to accept, the offer with respect to those redeemed or repurchased deposited preference shares. Upon that exchange, the ADSs will remain outstanding and will represent the securities deposited in exchange for the preference shares.

Record Date

        Whenever any cash dividend or other cash distribution becomes payable or whenever rights (if any) shall be issued with respect to the deposited preference shares and are not waived under the terms of the deposit agreement, or whenever the ADS depositary causes a change in the number of preference shares represented by each ADS or receives notice of any meeting of holders of preference shares in respect of which ADS holders are entitled to give voting instructions, the ADS depositary will fix a record date for the determination of the ADS holders who are entitled to receive the dividend, distribution, distribution of rights or the net proceeds of the sale of preference shares as the case may be, or to give instructions for the exercise of voting rights at the meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

        Except in the case of any question to be voted upon at a meeting of holders of deposited securities that may materially affect the rights of holders of those securities (which determination of materiality will be made reasonably and in good faith by us and communicated to the ADS depositary), ADS holders will not be entitled to instruct the ADS depositary as to voting of the deposited securities, but rather will be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of our board of directors designated by us, and the ADS depositary will give such a proxy unless we notify the ADS depositary that we do not wish such a proxy to be given. Any question to be voted on that pertains to the material amendment of the terms of the deposited securities shall be considered to materially affect the rights of holders.

        Under the deposit agreement, we are obligated to notify the ADS depositary if a question is to be voted upon at a shareholders' meeting that may materially affect the rights of holders of deposited preference shares of a series. If the ADS depositary receives a notice of that kind from us and we ask the ADS depositary to ask for your voting instructions, the ADS depositary will mail our voting materials to ADS holders representing those preference shares. If any question to be voted upon at a meeting of holders of preference shares of a series pertains to an amendment of the terms of the preference shares of that series that would adversely affect the rights of holders of the preference shares of that series to a material extent, we shall deem that question to materially affect the rights of holders of those preference shares and we will give notice to the ADS depositary as described above.

        Upon the written request of a holder of ADSs of a series as to which we have given notice to the ADS depositary that a question is to be voted on that may materially affect the rights of holders of the underlying preference shares that is received by a date the ADS depositary sets for that purpose, the ADS depositary will try to vote or cause to be voted the amount of deposited securities represented by those ADSs as to that question. However, holders of ADSs may not receive notice or otherwise learn of a meeting of holders of preference shares in time to instruct the ADS depositary prior to a cut-off date the ADS depositary will set. The ADS depositary will not vote or give a proxy with respect to the preference shares except in accordance with such instructions received or deemed received as described above.

Inspection of Transfer Books

        The ADS depositary will keep books for the registration and transfer of ADSs. These books will be open for inspection by ADS holders at all reasonable times. However, this inspection may not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Reports and Notices

        The ADS depositary will make available at its office in the City of New York, for any ADS holder to inspect, any reports and communications received from us that are both received by the ADS depositary as holder of preference shares and made generally available by us to the holders of those preference shares. Upon our written request, the ADS depositary will mail copies of those reports to ADS holders as provided in the deposit agreement.

        On or before the first date on which we give notice, by publication or otherwise, of:

  •
  any meeting of holders of the preference shares;

  •
  any adjourned meeting of holders of the preference shares; or

  •
  the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the preference shares,

we have agreed to transmit to the ADS depositary a copy of the notice in the form given or to be given to holders of the preference shares. If requested in writing by us, the ADS depositary will, at our expense, arrange for the prompt transmittal or mailing of such notices, and any other reports or communications made generally available to holders of the preference shares, to all holders of ADSs.

Amendment and Termination of the Deposit Agreement

        The form of the ADSs and any provisions of the deposit agreement may at any time and from time to time be amended by agreement between us and the ADS depositary, without the consent of holders of ADSs, in any respect which we and the ADS depositary may deem necessary or advisable. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, transmission costs, delivery costs or other such expenses, or that otherwise prejudices any substantial existing right of holders of outstanding ADSs, will not take effect as to outstanding ADSs until thirty (30) days after notice of the amendment has been given to the record holders of those ADSs. Every holder of any ADSs at the time an amendment becomes effective will be deemed by continuing to hold the ADSs to consent and agree to the amendment and to be bound by the deposit agreement as amended. No amendment may impair the right of any holder of ADSs to surrender ADSs and receive in return the preference shares represented by those ADSs unless required under applicable law.

        Whenever we direct, the ADS depositary has agreed to terminate the deposit agreement by mailing a termination notice to the record holders of all ADSs then outstanding at least 60 days before the date fixed in the notice of termination. The ADS depositary may likewise terminate the deposit agreement by mailing a termination notice to us and the record holders of all ADSs then outstanding if at any time sixty (60) days shall have expired since the ADS depositary delivered a written notice to us of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

        If ADSs remain outstanding after the date of any termination, the ADS depositary will then:

  •
  discontinue the registration of transfers of ADSs;

  •
  suspend the distribution of dividends to holders of ADSs; and

  •
  not give any further notices or perform any further acts under the deposit agreement, except those listed below, with respect to those ADSs.

        The ADS depositary will, however, continue to collect dividends and other distributions pertaining to the preference shares. It will also continue to sell rights and other property as provided in the deposit agreement and deliver preference shares, together with any dividends or other distributions received with respect to them and the net proceeds of the sale of any rights or other property, in exchange for ADSs surrendered to it.

        At any time after the expiration of four months from the date of termination of the deposit agreement, the ADS depositary may sell the preference shares then held. The ADS depositary will then hold uninvested the net proceeds of any such sales, together with any other cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not previously been surrendered.

Charges of the ADS Depositary

        We will pay all charges of the ADS depositary and those of any registrar, co-transfer agent and co-registrar under the ADS deposit agreement, but, unless the relevant prospectus supplement with respect to a particular series of preference shares states otherwise, we will not pay:

  •
  any applicable taxes or other governmental charges;

  •
  any applicable share transfer or other registration fees on deposits or withdrawals of preference shares;

  •
  cable, telex, facsimile transmission and delivery charges which the deposit agreement provides are at the expense of the holders of ADSs or persons depositing or withdrawing preference shares;

  •
  expenses incurred or paid by the ADS depositary in any conversion of foreign currency into U.S. dollars;

  •
  a fee for the distribution to ADS holders of any securities in an amount equal to the fee for the delivery of ADSs referred to above which would have been charged if the securities distributed to ADS holders had been preference shares which were deposited with the depositary; and

  •
  any charges incurred by the ADS depositary or its agents for the servicing of preference shares.

        The holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the preference shares. The ADS depositary may refuse to transfer ADSs or allow withdrawal of the preference shares until such taxes or other charges are paid. The ADS depositary may apply payments owed to holders of ADSs or sell deposited preference shares underlying such ADSs to pay any taxes owed and holders of ADSs will remain liable for any deficiency. If the ADS depositary sells deposited preference shares, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to holders of ADSs any property, remaining after it has paid the taxes.

Issuance in Series

        We may issue preference shares in more than one class or series or that otherwise entitle their holders to rights that vary from the rights to which other preference shares entitle their holders. "Series", as used in this section and when used with respect to preference shares, shall mean all outstanding preference shares that entitle their holders to identical rights with respect to those preference shares, regardless of the title or any other designation that may be assigned to preference shares. The ADS depositary shall hold preference shares of a series deposited under the deposit agreement in a segregated account different from the account in which it holds preference shares of any other Series.

        Preference shares of each Series that are deposited under the deposit agreement shall be represented by a "series" of ADSs separate from the ADSs representing preference shares of any other Series.

        If the rights to which deposited preference shares of a series entitle their holders are modified such that those rights become identical to the rights to which deposited preference shares of another series entitle their holders, the ADS depositary shall combine the accounts in which the former separate series of preference shares are held, the series of ADSs representing those preference shares will automatically be combined into one series of ADSs and the ADS depositary may take any action necessary or convenient to effect that combination. At any time after that combination, the owners of ADSs affected by that combination will be entitled to surrender their ADSs to the ADS depositary and receive ADSs reflecting the designation of the ADSs owned by them as a result of that combination.

        Holders of ADSs of a series shall be entitled to rights under the deposit agreement only with respect to deposited preference shares of the corresponding series and other deposited securities received in respect of deposited preference shares of that series.

Direct Registration System

        ADSs not evidenced by ADRs shall be transferable as uncertificated registered securities under the laws of the State of New York.

        The Direct Registration System ("DRS") and Profile Modification System ("Profile") will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the ADS depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the ADS depositary to the owners entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the ADS depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the ADS depositary of prior authorization from the ADS registered holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the ADS depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the ADS depositary's reliance on and compliance with instructions received by the ADS depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the ADS depositary.

Limitations on Obligations and Liability

        Limits on our Obligations and the Obligations of the ADS Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the ADS depositary. It also limits our liability and the liability of the depositary. We and the ADS depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises, or fails to exercise, discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

        In the deposit agreement, we and the ADS depositary agree to indemnify each other under certain circumstances.

Requirements for ADS Depositary Actions

        Before the ADS depositary will deliver or register a transfer of an ADS, make a distribution of an ADS, or permit withdrawal of preference shares, the ADS depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The ADS depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  When temporary delays arise because: (i) the ADS depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

PLAN OF DISTRIBUTION

        We may sell relevant securities to or through underwriters or dealers and also may sell all or part of such securities directly to other purchasers or through agents.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        In connection with the sale of securities, we may compensate underwriters in the form of discounts, concessions or commissions or in any other way that the applicable prospectus supplement describes. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions that we pay them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation that we pay will be described in the prospectus supplement.

        Under agreements which we may enter into, we may be required to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

        No action may be taken (including without limitation, the possession or distribution of this prospectus or any other offering document or any publicity or other material relating to the preference shares) in any country or jurisdiction outside of the United States where such action would (i) result in any violation of applicable law or (ii) cause the issuance of the preference shares to be considered an offering to the public under applicable law.

European Economic Area

        Unless otherwise specified in any agreement which we may enter into, underwriters, dealers and/or agents in relation to the distribution of securities or any investments representing securities, including ADSs or ADRs, of any series and subject to the terms of any such agreement, any underwriter, dealer or agent in connection with an offering of securities or any investments representing securities, including ADSs or ADRs, of any series will represent and agree that in relation to each member state of the European Economic Area which has implemented Directive 2003/71/EC (the "Prospectus Directive") (each, a "Relevant Member State") an offer to the public of any preference shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any preference shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (1)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (2)
    to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (3)
    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

    (4)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of preference shares shall result in a requirement for the publication by us or an underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any preference shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

    For purposes of this provision, the expression an "offer to the public" in relation to any preference shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any preference shares to be offered so as to enable an investor to decide to purchase any preference shares, as the same may be varied for that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

United Kingdom

        Within the United Kingdom, this document is being distributed only to, and is directed only at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) who are members and creditors of certain bodies corporate falling within Article 43 of the Order, (iii) falling within Article 49(2)(a) to (d) of the Order and (iv) to whom it may otherwise lawfully be distributed (all such persons together with qualified investors (as defined above) being referred to as "relevant persons"). The documents must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which the document relates is available only in the United Kingdom to relevant persons and will be engaged only with such persons.

The Hellenic Republic

        In relation to the Hellenic Republic, we will comply with (i) the above European Economic Area selling restrictions under the Prospectus Directive, described above in this section; (ii) all applicable provisions of Law 3401/2005 (Gov. Gazette 'A' Issue No 257/17.10.2005), transposing into Greek Law the Prospectus Directive 2003/71/EC; and (iii) all applicable provisions of article 10 of Law 876/1979 and article 8a of Codified Greek Law 2190/1920, as currently in force, with respect to anything done in relation to any offering of any preference share in, from or otherwise involving the Hellenic Republic.

Hong Kong

        The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the securities. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice from your broker, bank manager, solicitor, professional accountant, financial advisor, or other professional advisor.

        The Series A preference shares and Series A ADSs have not been offered or sold and may not be sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. Further, no person shall issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Series A preference shares or Series A ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to the Series A preference shares or Series A ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance. This document and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong.

        Unless a prospectus supplement specifies otherwise, this is not an offer for sale to the public in Hong Kong and it is not our intention that the Series A preference shares or Series A ADSs be offered for sale to the public in Hong Kong.

Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other documentation or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

    Where the Series A preference shares or Series A ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

    shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Series A preference shares or Series A ADSs pursuant to an offer made under Section 275 of the SFA except:

    (1)
    to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

    (2)
    where no consideration is or will be given for the transfer; or

    (3)
    where the transfer is by operation of law.

Monaco

        The Series A preference Shares or Series A ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco duly authorized intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Series A preference Shares or Series A ADSs. Consequently, this prospectus supplement may only be communicated to banks duly licensed by the Comité des Etablissements de Crédit et des Enterprises d'Investissement and portfolio management companies duly licensed by the Commission de Contrôle des Activités Financières by virtue of Law n° 1.144 of July 26, 1991 and Law 1.338 of September 7, 2007.

United Arab Emirates

        The Series A preference shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

        Each new series of preference shares will be a new issue of securities with no established trading market. If securities of a particular series are not listed on a U.S. national securities exchange, certain broker-dealers may make a market in those securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance that any broker-dealer will make a market in securities of any series or as to the liquidity of the trading market for those securities.

Delayed Delivery Arrangements

        If so indicated in the prospectus supplement, we may authorize underwriters or other persons acting as their agents to solicit offers by certain institutions to purchase preference shares from them pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

LEGAL OPINIONS

        Certain matters in connection with this offering will be passed upon for us by Allen & Overy LLP, London, England and Koutalidis Law Office, Athens, Greece. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, London, England and Kyriakides Georgopoulos & Daniolos Issaias, Athens, Greece.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting (which is included in "Management's Annual Report on Internal Control over Financial Reporting") incorporated in this prospectus by reference from the Annual Report on Form 20-F for the year ended December 31, 2007 of the National Bank of Greece S.A. have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the translation of euro amounts into U.S. dollar amounts for the convenience of the readers in the United States in accordance with Note 2 of such consolidated financial statements, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

EXPENSES OF THE OFFERING

        We will pay or cause to be paid the following estimated expenses (not including underwriting commissions and expenses reimbursed by us) to be incurred in connection with the issuance and distribution of the securities offered pursuant to this prospectus.

Amount to be paid
Securities and Exchange Commission registration fee	$
Printing expenses	$
Legal fees and expenses	$
Accountants' fees and expenses	$
Miscellaneous	$

Total	$

ENFORCEMENT OF CIVIL LIABILITIES

        National Bank of Greece S.A. is a société anonyme incorporated in the Hellenic Republic. Substantially all of our assets are located outside of the United States. None of our directors, officers or the other persons named in this prospectus are residents in the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to such matters arising under the federal securities laws of the United States, or to enforce against us or such persons judgments obtained in the United States predicated upon the civil liability provisions of U.S. federal securities laws. There is doubt as to the enforceability in the Hellenic Republic, in original actions or in actions for enforcement of United States court judgments, of civil liabilities predicated solely upon U.S. federal securities laws to the extent that (i) such laws are contrary to mandatory provisions of Greek law or the public policy of the Hellenic Republic and (ii) judgments rendered by United States courts do not meet the requirements prescribed by the Greek Code of Civil Procedure for the recognition and enforcement of foreign judgments.

WHERE YOU CAN FIND MORE INFORMATION

Ongoing Reporting

        We file reports and other information with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, USA. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at http://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. You can also read this material at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005, USA, on which certain of our securities are listed.

        We will provide the ADS depositary for any preference shares with such notices and reports and communications for which we are required by any regulations of the SEC to make generally available to the holders of our preference shares. Upon receipt, the ADS depositary will mail the reports to all record holders of the ADSs. In addition, we will provide the ADS depositary with all notices of meetings at which holders of preference shares are entitled to vote, and all other reports and communications that are made generally available to holders of preference shares.

Registration Statement

        This prospectus is part of a registration statement that we filed with the SEC. As exhibits to the registration statement, we have also filed the deposit agreement, our Articles of Association and the form of resolutions of our board of directors providing for the issuance of preference shares. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information, you should refer to the registration statement. You can obtain the full registration statement from the SEC or from us.

CERTAIN ERISA CONSIDERATIONS

        The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes fiduciary standards and certain other requirements on employee benefit plans subject thereto, including collective investment funds, separate accounts, and other entities or accounts whose underlying assets are treated as assets of such plans pursuant to the Plan Assets Regulation (as defined below) (collectively, "ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Before authorizing an investment in the preferred shares issued by the Bank, fiduciaries of ERISA Plans should consider, among other matters, (i) ERISA's fiduciary standards, (ii) whether the investment in the preference shares by the ERISA Plan satisfies the prudence and diversification requirements of ERISA, taking into account the overall investment policies of the ERISA Plan, the composition of the ERISA Plan's portfolio and the limitations on the marketability of the preference shares, (iii) whether the fiduciaries have authority to make an investment in the preference shares under the applicable ERISA Plan investment policies and governing instruments and (iv) rules under ERISA and the U.S. Internal Revenue Code of 1986, as amended (the "Code") that prohibit ERISA Plan fiduciaries from causing an ERISA Plan to engage in a "prohibited transaction".

        Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption applies to the transaction. In particular, a sale or exchange of property or an extension of credit between a Plan and a "party in interest" or "disqualified person" may constitute a prohibited transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes. In addition, the persons involved in the prohibited transaction may have to rescind the transaction and pay an amount to the Plan for any losses realized by the Plan or profits realized by such persons and certain other liabilities could result that have a significant adverse effect on such persons.

        The Bank, directly or through their respective affiliates, may be considered a party in interest or disqualified person with respect to many Plans. Thus, prohibited transactions may arise if the preference shares are acquired by a Plan with respect to which the Bank or any of its affiliates is a party in interest or a disqualified person, unless the preference shares are acquired pursuant to and in accordance with an applicable exemption. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may apply depending in part on the type of Plan fiduciary making the decision to acquire a Bank preference share and the circumstances under which that decision is made. Included among these exemptions are:

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  Section 408(b)(17) of ERISA (relating to certain transactions between a Plan and a non-fiduciary service provider),

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  Prohibited Transaction Class Exemption ("PTCE") 91-38 (relating to investments by bank collective investment funds),

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  PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"),

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  PTCE 90-1 (relating to investments by insurance company pooled separate accounts),

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  PTCE 95-60 (relating to investments by insurance company general accounts) and

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  PTCE 96-23 (relating to transactions determined by an in-house asset manager).

        There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the preference shares.

        Due to the complexity of these rules and the penalties that may be imposed upon persons involved in a non-exempt prohibited transaction, it is particularly important that fiduciaries or other persons considering purchasing the preference shares on behalf of or with "plan assets" of any ERISA Plan consult with their counsel regarding the potential consequences if the assets of the Bank were deemed to be "plan assets" and the availability of exemptive relief under any applicable exemption.

        Additionally, governmental plans and certain church and non-U.S. plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to federal, state, local or non-U.S. laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing any preference shares. Under a "look-through rule" set forth in regulations issued by the U.S. Department of Labor at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA ("Plan Assets Regulation"), the assets of the Bank would be deemed to be "plan assets" of an ERISA Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the ERISA Plan were used to acquire an equity interest in the Bank and no exception were applicable under the Plan Assets Regulation.

        Under the terms of the Plan Assets Regulation, if the Bank were deemed to hold "plan assets" by reason of a Plan's investment in the preference shares, those plan assets would include an undivided interest in the assets held by the Bank. This would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute "prohibited transactions" under ERISA and the Code.

        An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. For purposes of the Plan Assets Regulation, the preference shares are likely to be treated as "equity interests". Accordingly, the assets of the Bank might be treated as "plan assets" of Plans that acquire or hold such preference shares unless an exception to the look-through rule under the Plan Assets Regulation applies.

        Under the Plan Assets Regulation, if a Plan acquires an equity interest in an entity that is an "operating company" or the equity interest is a "publicly-offered securities" of an entity, the look-through rule will not apply and the underlying assets of such entity will not be deemed a "plan asset." An "operating company" is defined as "an entity that is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital". We believe that the Bank is an "operating company" for purposes of the Plan Asset Regulations, although no assurance can be given in this regard.

        A "publicly offered security" is a security that is (a) "freely transferable", (b) part of a class of securities that is "widely held," and (c)(i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such security is a part is registered under the Securities Exchange Act of 1934 (the "Exchange Act") within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Plan Asset Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that the preference shares will be "widely held" within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the preference shares will be "freely transferable" within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

        Although the look-through rule may not apply due to the exceptions listed above, the prohibited transaction concerns still exist with respect to a Plan's purchase of the preference shares. Accordingly, the preference shares may not be purchased or held by any Plan, or any person investing "plan assets" of any Plan, unless that purchase and holding does not constitute or result in a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code or is covered by an applicable exemption. Each purchaser and holder of the preference shares or any interest therein will be deemed to have represented by its purchase or holding thereof that either (a) it is not and is not using the assets of any, (i) Plan or (ii) governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code ("Similar Law"), or (iii) entity whose assets are treated as assets of any such plan, or (b) its purchase and holding of a Preferred Security will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation of applicable Similar Law.

        Any Plan fiduciary that proposes to cause a Plan to purchase preference shares should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

        The sale of preference shares to a Plan is in no respect a representation by either the Bank that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

INCORPORATION OF DOCUMENTS BY REFERENCE

        As permitted by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" information into this prospectus and the accompanying prospectus supplement, which means that:

  •
  incorporated documents are considered part of this prospectus and the accompanying prospectus supplement;

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  we can disclose important information to you by referring you to those documents;

  •
  information that we file with the SEC after the date of this prospectus that is incorporated by reference in this prospectus and the accompanying prospectus supplement automatically updates and supersedes this prospectus and the accompanying prospectus supplement; and

  •
  information that is more recent that is included in this prospectus and the accompanying prospectus supplement automatically updates and supersedes information in documents incorporated by reference with a date earlier than this prospectus.

        We incorporate by reference into this prospectus and the accompanying prospectus supplement our documents listed below:

  •
  Annual Report on Form 20-F for the year ended December 31, 2007; and

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  each of the following documents that we file with or furnish to the SEC after the date of this prospectus supplement from now until we terminate the offering of securities under the prospectus supplement, the accompanying prospectus and the registration statement:

  •
  reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

  •
  reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.

        These documents contain important information about us and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting us as follows:

Investor Relations National Bank of Greece S.A. 86 Eolou Street 2nd Floor, Office No 82 Athens 10232 Hellenic Republic Tel: 011-30-210-334-2310 Fax: 011-30-210-334-1401 E-mail: papagrigoris.gr@nbg.gr

25,000,000 American Depositary Shares, Series A

National Bank of Greece S.A.

Representing

25,000,000 Non-cumulative Preference Shares, Series A

(Nominal value of €0.30 each)

PROSPECTUS SUPPLEMENT

May 30, 2008

Merrill Lynch & Co.	Citi	Morgan Stanley	UBS Investment Bank
NBG International	Credit Suisse	HSBC

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RISK FACTORS
RECENT DEVELOPMENTS
SELECTED FINANCIAL DATA
CONSOLIDATED CAPITALIZATION OF THE COMPANY
CERTAIN TERMS OF THE SERIES A PREFERENCE SHARES
CERTAIN U.S. FEDERAL AND GREEK TAX CONSEQUENCES
UNDERWRITING
EXPENSES OF THE OFFERING
LEGAL OPINIONS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
USE OF PROCEEDS
NATIONAL BANK OF GREECE S.A.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
DESCRIPTION OF PREFERENCE SHARES
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
EXPENSES OF THE OFFERING
ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
CERTAIN ERISA CONSIDERATIONS
INCORPORATION OF DOCUMENTS BY REFERENCE